UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                       RENAISSANCE ACCEPTANCE GROUP, INC.
                              (Name of the Issuer)

                       Renaissance Acquisition Corporation
                      (Name of Person(s) Filing Statement)

                          $0.001 Par Value Common Stock
                         (Title of Class of Securities)

                                   75966A 10 1
                      (CUSIP Number of Class of Securities)

                              Fredrick G. Johansen
                       Renaissance Acquisition Corporation
                             5100 N. O'Connor Blvd.
                                    4th Floor
                               Irving, Texas 75039
                                 (214) 231-7602
       (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)

                                    Copy to:
                            Ronald J. Frappier, Esq.
                               Jenkens & Gilchrist
                           A Professional Corporation
                          1445 Ross Avenue, Suite 3200
                            Dallas, Texas 75202-2799
                                 (214) 855-4500
                              _____________________

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transaction, passed upon the merits or fairness of the transaction or passed upon the adequacy or accuracy of the disclosure in the document. Any representation to the contrary is a criminal offense.

     This statement is filed in connection with (check the appropriate box):

     [ ]  (a)   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c)
                under the Securities Exchange Act of 1934.
     [ ]  (b)   The filing of a registration statement under the Securities Act of 1933.
     [ ]  (c)   A tender offer.
     [X]  (d)   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

Check the following box if the filing is a final amendment reporting the results of the transaction. [ ]


                            Calculation of Filing Fee

---------------------------------------- ---------------------------------------

       Transaction Valuation*                    Amount of Filing Fee**
             $2,200                                   $11.44
---------------------------------------- ---------------------------------------

* For purposes of calculating the fee only. This amount is based on the purchase of 220,000 shares of common stock, par value $.001 per share, of Renaissance Acceptance Group, Inc. at a price of $0.01 per share.

** The amount of the filing fee equals 1/50th of one percent of the value of the securities to be acquired. The filing fee was calculated pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11 thereunder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:   $
                  Form or Registration No.:
                  Filing Party:
                  Date Filed:

                               SUMMARY TERM SHEET

     This summary and the remainder of this transaction statement on Schedule 13E-3 include information describing the "going private" merger involving Renaissance Acceptance Group, Inc., referred to herein as Renaissance, how it affects you, what your rights are with respect to the merger as a stockholder of Renaissance and the position of Renaissance Acquisition Corporation, referred to herein as Acquisition, on the fairness of the merger to the unaffiliated public stockholders of Renaissance, that is, the stockholders other than Acquisition and its affiliates. Please read this summary and the remainder of this document very carefully.

Principal Terms of the Merger

     Relationship of the Parties... Renaissance operates in the real estate consulting and mortgage banking industries through subsidiaries of its wholly owned subsidiary, Remodelers Holdings, Inc. Currently, Renaissance serves primarily the Dallas-Fort Worth, Texas housing market. Remodelers Acceptance Corporation, through its d.b.a. Assistance for America ("AFA"), assists consumers with limited financial resources in the buying of a home. AFA educates the consumer in home ownership and coordinates the home purchase process, which typically includes obtaining government sponsored home loan financing and down-payment assistance. Remodelers
                                    Holdings, Inc. also operates through its other wholly-owned subsidiaries, Texas Real Estate Systems, LLC (formerly known as Nineteenth Partners LLC), a real estate brokerage operation licensed with various real estate boards with access to property information using the local sponsored Multi-Listing Service, and Renaissance Title, LLC, a licensed title agency. In addition, Remodelers Holdings, Inc. also owns a 99% limited partnership interest in United Lending Partners, LP, an FHA direct endorsement mortgage lender.

                                    Renaissance Acquisition Corporation is a newly organized Delaware corporation. Prior to the merger, it is anticipated that certain stockholders of Renaissance will transfer all of their shares of common stock, par value $.001 per share, of Renaissance and shares of preferred stock, par value $.001 per share, of Renaissance to Acquisition whereby those stockholders will receive 100% ownership of Acquisition and Acquisition will own over 90% of the outstanding shares of the capital stock of Renaissance. Certain officers and directors of Renaissance are also officers and directors of Acquisition. See Item 3, "Identity and Background of Filing Person" and Schedule I to this Schedule 13E-3.

     The Merger.................... In the merger, Renaissance will be merged with and into Acquisition with Acquisition as the surviving corporation. Each outstanding share of Renaissance common stock (other than shares held by Acquisition and the unaffiliated public stockholders, if any, who properly exercise their dissenters' statutory appraisal rights under the Delaware General Corporation Law) will be canceled in exchange for cash in the amount of $0.01 per share, net to the holder in cash and without interest. See Item 4(a)(2), "Terms of the Transaction--Material Terms--Mergers or similar transactions" in this Schedule 13E-3.

     Purpose of the Merger......... The principal purpose of the merger is for
                                    Acquisition to acquire the minority public interest in Renaissance and to enable the unaffiliated public stockholders of Renaissance to receive cash for their shares. See "Special Factors--Purposes, Alternatives, Reasons and Effects of the Merger--Purposes."


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

     Merger Consideration.......... The consideration in the merger will be
                                    $0.01 per share in cash, which represents a $1.12 per share premium over the negative book value per share of Renaissance common stock of $1.11 at March 31, 2003.

     Tax Consequences.............. Generally, the consideration received in the merger will be taxable for United States federal income tax purposes. You will recognize taxable gain or loss in the amount of the difference between $0.01 and your adjusted tax basis for each share of Renaissance common stock that you own at the time of the merger. See "Special Factors--Certain Federal Income Tax Consequences of the Merger" in this Schedule 13E-3.

     No Stockholder Vote........... As the owner of all of the outstanding preferred stock of Renaissance and over 90% of the outstanding shares of Renaissance common stock, Acquisition will be entitled to effect the merger by resolution of its board of directors and without any vote of the Renaissance stockholders, as permitted by Section 253 of the Delaware General Corporation Law. See "Special
                                    Factors--Fairness of the Merger" and Item 4,
                                    "Terms of the Transaction" in this Schedule
                                    13E-3.

     Surrender of Certificates and
     Payment for Shares............ Acquisition will pay you for your shares of
                                    Renaissance common stock promptly after the effective date of the merger. Instructions for surrendering your stock certificates will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which will be mailed to stockholders of record of Renaissance within 10 calendar days following the date the merger becomes effective and should be read carefully. Please do not submit your stock certificates before you have received these documents. Sending Acquisition your stock certificates with a properly signed Letter of Transmittal will waive your appraisal rights described below. See Item 4, "Terms of the Transaction" in this Schedule 13E-3.

     Source and Amount of Funds.... The total amount of funds required by
                                    Acquisition to pay the merger consideration to the unaffiliated public stockholders of Renaissance, and to pay related fees and expenses is estimated to be approximately $36,500. Acquisition plans to fund the purchase price through capital contributions from Acquisition stockholders. See Item 10, "Source and Amount of Funds or Other Consideration" in this Schedule 13E-3.

Fairness of the Merger

     Acquisition's Position on the
     Fairness of the Merger........ Acquisition has determined that the merger is both substantively and procedurally fair to the unaffiliated public stockholders. This belief is based on the following factors:

                                    o        The merger represents an
                                             opportunity for the unaffiliated
                                             public stockholders to realize cash
                                             for their shares of Renaissance
                                             common stock, which would otherwise
                                             be extremely difficult or
                                             impossible given the illiquidity of
                                             the market for shares of
                                             Renaissance common stock.

                                    o        Based on the most recently
                                             unaudited balance sheets of
                                             Renaissance, each share of
                                             Renaissance common stock has a
                                             negative book value of $1.11 at
                                             March 31, 2003.

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

                                    o        Renaissance has experienced a
                                             negative earnings trend that has
                                             depleted working capital, proceeds
                                             borrowed from creditors as well as
                                             proceeds from issued preferred
                                             stock. In addition, during the
                                             fifteen months ended December 31,
                                             2002, a significant stockholder has
                                             loaned money to Renaissance to meet
                                             its current operating cash needs.
                                             No additional commitment for any
                                             future funding exists and it is
                                             unknown if Renaissance will be able
                                             to meet its operating cash needs.

                                    o        Renaissance has $3,500,000 of
                                             senior and junior subordinated debt
                                             due in September 2003, which given
                                             the demonstrated uncertainty of its
                                             ability to generate an operating
                                             profit and the current lack of
                                             liquidity, make it highly unlikely
                                             that this debt will be repaid at
                                             maturity. Further, Renaissance's
                                             ability to negotiate a favorable
                                             extension of the debt terms is
                                             uncertain.

                                    o        In July 2002, compensation to
                                             senior management was significantly
                                             reduced leading to a resignation of
                                             several key executives.

                                    o        The merger will provide
                                             consideration to the Renaissance's
                                             unaffiliated public stockholders
                                             entirely in cash and is not subject
                                             to any financing condition.

                                    o        The unaffiliated public
                                             stockholders of Renaissance are
                                             entitled to exercise appraisal
                                             rights and demand "fair value" for
                                             their shares as determined by the
                                             Delaware Court of Chancery, which
                                             may be determined to be more or
                                             less than the cash consideration
                                             offered in the merger.

                                    o        Renaissance's recent attempts to
                                             seek liquidity through alternate
                                             transactions have been
                                             unsuccessful. Acquisition does not
                                             believe that unaffiliated public
                                             stockholders can rely on a sale of
                                             the business occurring in the
                                             foreseeable future.

                                    o        Renaissance's auditors have
                                             concluded that its negative working
                                             capital at December 31, 2002,
                                             history of recent operating losses
                                             and debt due in 2003 raise
                                             substantial doubt about
                                             Renaissance's ability to continue
                                             as a going concern.

                                    See "Special Factors--Fairness of the
                                    Merger."

     Appraisal Rights.............. You have a statutory right to dissent from the merger and demand payment of the fair value of your shares of Renaissance common stock as determined in a judicial appraisal proceeding in accordance with Section 262 of the Delaware General Corporation Law, plus a fair rate of interest, if any, from the date of the merger. This value may be more or less than the $0.01 per share in cash consideration offered in the merger. In order to qualify for these rights, you must make a written demand for appraisal within 20 days after the date of mailing of the Notice of Merger and Appraisal Rights and otherwise comply with the procedures for exercising appraisal rights set forth in the Delaware General Corporation Law. The statutory right of dissent is set out in
                                    Section 262 of the Delaware General
                                    Corporation Law and is complicated. Any


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

                                    failure to comply with its terms will result in an irrevocable loss of such right. Stockholders seeking to exercise their statutory right of dissent are encouraged to seek advice from legal counsel. See Item 4(d), "Terms of the Transaction--Appraisal rights," in this Schedule 13E-3.

Consequences of the Merger

     Effects of the Merger......... The merger is a "going private" transaction for Renaissance. Completion of the merger will have the following consequences:

                                    o        Acquisition and Renaissance will be
                                             combined into a single, privately
                                             held entity.

                                    o        Remodelers Holdings, Inc. will be a
                                             direct, wholly owned, privately
                                             held subsidiary of Acquisition.

                                    o        Only Acquisition will have the
                                             opportunity to participate in the
                                             future earnings and growth, if any,
                                             of Renaissance's operations.
                                             Additionally, only Acquisition will
                                             face the risk of losses generated
                                             by Renaissance's operations or the
                                             decline in value of Renaissance
                                             after the merger.

                                    o        Renaissance will no longer be
                                             subject to the reporting and other
                                             disclosure obligations of the
                                             Securities Exchange Act of 1934,
                                             including requirements to file
                                             annual and other periodic reports
                                             or to provide the type of going
                                             private disclosure contained in
                                             this Schedule 13E-3.

                                    o        Subject to the exercise of
                                             statutory appraisal rights, each of
                                             your shares of Renaissance common
                                             stock will be converted into the
                                             right to receive $0.01 in cash,
                                             without interest.

                                    See "Special Factors--Purposes,
                                    Alternatives, Reasons and Effects of the Merger--Effects."

For More Information............... You may read and copy any of the documents incorporated by reference at the public
                                    reference room of the Securities and
                                    Exchange Commission at 450 Fifth Street,
                                    N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. These Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the Securities and Exchange Commission's Internet web site at www.sec.gov. Documents filed by Renaissance and incorporated by reference are available without charge upon request to: Renaissance Acceptance Group, Inc., 5100 N. O'Connor Blvd., 4th Floor, Irving, Texas 75039. All documents filed by Renaissance pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 from the date of this transaction statement to the effective time of the merger shall also be deemed to be incorporated into this transaction statement by this reference. See Item 2, "Subject Company Information," and Item 3, "Identity and Background of Filing Person" in this
                                    Schedule 13E-3.

                                    If you have any questions about the merger, please call Frederick G. Johansen, at (214) 231-7742.


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

                                 SPECIAL FACTORS

            PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER

Purposes

         On November 6, 2001, Renaissance announced that after reviewing its financial condition and operating results for the period ending June 2001 and the then current economic and market conditions, the board of directors of Renaissance decided to consider various financial and strategic alternatives to minimize current expenditures and maximize shareholder value. Renaissance considered several alternatives and had entered into merger negotiations with another company. Negotiations ended in February 2002 and the transaction was not consummated. During January 2002 and again in July 2002, Renaissance went through various cost restructurings including a dramatic downsizing in personnel. In connection with the July downsizing several key members of management took substantial pay cuts. In spite of the continued cost reductions, losses continued through December 31, 2002. In addition, as a result of the compensation reduction, certain key members of management have resigned. Even with the cost cutting and downsizing, the Company is currently generating earnings but is generating marginal liquidity. Renaissance's auditors have concluded that its negative working capital at December 31, 2002, history of recent operating losses and debt due in 2003 raise substantial doubt about Renaissance's ability to continue as a going concern. See "Special Factors--Fairness of the Merger--Factors considered in determining fairness."

         Acquisition is a newly organized Delaware corporation. Prior to the merger, it is anticipated that Acquisition will enter into an exchange agreement with certain stockholders of Renaissance whereby those stockholders will receive 100% ownership of Acquisition in exchange for all of their shares of common stock and preferred stock of Renaissance. See Schedule I to this transaction statement for details regarding the beneficial ownership of Acquisition's capital stock. Upon the consummation of the exchange agreement, Acquisition estimates that it will hold 4,686,436 shares of Renaissance common stock representing 95.5% of the outstanding shares.

         Acquisition believes that a short-form merger of Renaissance with and into Acquisition is the quickest and most cost-effective way of effecting the transaction. The purpose of the merger is for Acquisition to acquire the minority public interest in Renaissance and to provide Renaissance's stockholders other than Acquisition and any dissenting stockholders with $0.01 in cash for each of their shares of Renaissance common stock, which represents a $1.12 per share premium over the negative book value per share of Renaissance common stock of $1.11.

         The merger represents an opportunity for the unaffiliated public stockholders to have a source of liquidity that might not otherwise be realized at any time in the foreseeable future. Acquisition believes that the lack of a trading market for shares of Renaissance common stock makes ownership of Renaissance common stock unattractive to the holders because they are not readily salable in a public market. This problem has been exacerbated by the inability of Renaissance to secure the listing of its common stock on a national or regional stock exchange or quotation medium and the inability of Renaissance to timely file its required periodic and other reports under the Securities Exchange Act of 1934. Acquisition also believes that, given Renaissance's very small stockholder base and thin pubic float (estimated to be approximately 500 stockholders and 220,000 shares, respectively), the extreme liquidity concerns exacerbated by the historical operating losses and impending subordinated debt maturity, the costs of maintaining Renaissance's status as a public company are not justified.

Alternatives

         Acquisition believes that effecting the transaction by way of a short-form merger of Renaissance with and into Acquisition under Section 253 of the Delaware General Corporation Law is the quickest and most cost effective way for Acquisition to acquire the outstanding public minority equity interest in Renaissance. Acquisition considered and rejected the alternative of a long-form merger because of the cost and delay of obtaining the approvals of Renaissance's board of directors and of the unaffiliated public stockholders. Acquisition also rejected the alternative of a tender offer as it entailed additional costs and a subsequent short-form merger could still be required. Acquisition also rejected the purchase of the assets of Renaissance because of the costs, delay and uncertainty associated with the transaction and the inability of the unaffiliated public stockholders other than Acquisition to benefit directly from the sale in the form of cash distributions.


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

Reasons

         In determining whether to effect the merger, the board of directors of Acquisition considered several factors, including:

         o the financial performance of Renaissance and current economic conditions generally;

         o        the lack of a trading market for the Renaissance common stock;

         o        the lack of liquidity in Renaissance;

         o the September 30, 2003 maturity of $3,500,000 of senior and junior subordinated debt;

         o Renaissance's auditors have concluded that its negative working capital at December 31, 2002, history of recent operating losses and debt due in 2003 raise substantial doubt about Renaissance's ability to continue as a going concern;

         o the fact that the proposed merger consideration to the holders of Renaissance common stock (other than shares held by Acquisition and the unaffiliated public stockholders, if any, who properly exercise their dissenters' statutory appraisal rights under the Delaware General Corporation Law) represented a significant premium over the negative book value per share of the Renaissance common stock and the only opportunity for the unaffiliated public stockholders to have a source of liquidity that might not otherwise be realized at any time in the foreseeable future;

         o the reduction in the amount of public information available to competitors about Renaissance's businesses that would result from the termination of Renaissance's obligations under the reporting requirements of the Securities and Exchange Commission;

         o the elimination of additional burdens on management associated with public reporting and other tasks resulting from Renaissance's public company status, including, for example, the dedication of time and resources of Renaissance's management and board of directors to stockholder, investor and public relations;

         o the decrease in costs, particularly those associated with being a public company (for example, as a privately-held entity, Renaissance would no longer be required to file quarterly, annual or other periodic reports with the Commission or publish and distribute to its stockholders annual reports and proxy statements), that the Acquisition board of directors anticipates could result in significant savings, including fees for an audit by an independent accounting firm and legal fees as Renaissance has been unable to incur these costs and to timely file its required periodic and other reports under the Securities Exchange Act of 1934;

         o the greater flexibility that Renaissance's management would have to focus on long-term business goals, as opposed to quarterly earnings, as a non-reporting company, particularly in light of the potential volatility in Renaissance's quarterly earnings; and

         o recent public capital market trends affecting small-cap companies, including perceived lack of interest by institutional investors in companies with a limited public float.

         The Acquisition board of directors also considered the advantages and disadvantages of selling its equity interest in Renaissance. It was not an alternative that was pursued at length, given that Acquisition did not want to sell its equity interest in Renaissance. Acquisition believes that given the low interest rate environment, there are immediate opportunities in Renaissance's mortgage banking business which can be pursued if it can concentrate on this business line without the expense and distractions associated with being a public company. Given the fluctuation in interest rates and overall economic uncertainty, Renaissance does not know how long these opportunities afforded by lower interest rates will continue.



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

         The Acquisition board of directors also considered the advantages and disadvantages of leaving Renaissance as a majority-owned, public subsidiary. In the view of Acquisition, the principal advantage of leaving Renaissance as a majority-owned, public subsidiary would be the ability of Acquisition to invest for other purposes the cash that would otherwise be required to buy the minority stockholder interest in Renaissance. The disadvantages of leaving Renaissance as a majority-owned, public subsidiary which was considered by Acquisition included the inability to achieve many of the benefits discussed above. Acquisition concluded that the advantages of leaving Renaissance as a majority-owned, public subsidiary were significantly outweighed by the disadvantages of doing so, and accordingly that alternative was rejected. Acquisition also considered the lack of a trading market for the shares of Renaissance common stock and considered that the merger would result in immediate, enhanced liquidity for the unaffiliated public stockholders.

         Acquisition determined to effect the merger at this time (i.e., as promptly as practicable after acquiring beneficial ownership of greater than 90% of the shares of Renaissance common stock) because it wishes to immediately realize the benefits of taking Renaissance private. Acquisition was not able to effect a transaction like the merger before acquiring a significant equity interest in Renaissance. The value of Renaissance was not a significant factor in the timing of Acquisition's decision to propose the merger.

         The Acquisition board of directors also considered the lack of trading market for the shares of Renaissance common stock and considered that the merger would result in immediate enhanced liquidity for the unaffiliated public stockholders of Renaissance other than Acquisition and any dissenting stockholders. Acquisition believes that the merger represents an opportunity for the unaffiliated public stockholders to have a source of liquidity that might not otherwise be realized at any time in the foreseeable future.

         This going private transaction is structured as a short-form merger under Section 253 of the Delaware General Corporation Law. This form of merger allows the unaffiliated public stockholders to receive cash for their shares of Renaissance common stock quickly and allows Acquisition to merge Renaissance with and into Acquisition without any action by the board of directors of Renaissance or the unaffiliated public stockholders.

Effects

         General. Upon completion of the merger, Acquisition will have complete control over the conduct of Renaissance's businesses and assets, primarily its operating subsidiaries. In addition, Acquisition will receive the benefit of the right to participate in any future increases in the value of Renaissance's business and will bear the complete risk of any losses incurred in the operation of Renaissance's business and any decrease in the value of Renaissance's business. Once the merger is completed, the unaffiliated public stockholders will no longer be able to benefit from a sale of Renaissance to a third party.

         It is expected that Acquisition's ownership of Renaissance prior to the merger will be approximately 95.5% percent. Upon completion of the merger, Acquisition's interest in Renaissance's net common book deficit of $5,429,826 on March 31, 2003 and net income of $177,596 and positive cash flow from operations of $38,578 for the three-months ended March 31, 2003 will increase from approximately 95.5% to 100% of those amounts. The merger will have no effect on Acquisition's existing ability to use net operating loss carryforwards generated by Renaissance and its subsidiaries to shelter its future income, because it currently is tax consolidated with Renaissance as a result of its existing ownership of more than 80% of Renaissance's outstanding shares of capital stock.

         Stockholders other than Acquisition. Upon completion of the merger, the unaffiliated public stockholders would no longer have any interest in, and will not be stockholders of, Renaissance and therefore would not participate in Renaissance's future earnings and potential growth and would no longer bear the risk of any decreases in the value of Renaissance. In addition, the unaffiliated public stockholders would not share in any distribution of proceeds after any sales of businesses of Renaissance, whether contemplated at the time of the merger or thereafter. See Item 6(c), "Purposes of the Transaction and Plans or Proposals--Plans." All of the unaffiliated public stockholders' other incidents of stock ownership, such as the rights to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of Renaissance and to receive appraisal rights upon certain mergers or consolidations of Renaissance (unless such appraisal rights are perfected in connection with the merger), as well as the benefit of potential increases in the value of a public


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

stockholder's holdings in Renaissance based on any improvements in Renaissance's future performance, will be extinguished upon completion of the merger.

         Upon completion of the merger, the unaffiliated public stockholders will also not bear the risks of potential decreases in the value of their holdings in Renaissance based on any downturns in Renaissance's future performance. Instead, the unaffiliated public stockholders will have liquidity in the form of the merger consideration in place of an ongoing equity interest in Renaissance in the form of the shares of Renaissance common stock. In summary, if the merger is completed, the unaffiliated public stockholders will have no ongoing rights as stockholders of Renaissance other than statutory appraisal rights in the case of unaffiliated public stockholders who are entitled to and perfect these rights under Delaware law.

         The shares of Renaissance common stock. If the merger is consummated, any public trading of the shares of Renaissance common stock will cease; however, to the knowledge of Acquisition, there is no trading market for the shares of Renaissance common stock. Acquisition intends to deregister the shares of Renaissance common stock under the Securities Exchange Act of 1934. As a result, Renaissance will no longer be required under the federal securities laws to file reports with the Securities and Exchange Commission and will no longer be subject to the proxy rules under the Securities Exchange Act of 1934. In addition, the principal stockholders of the Renaissance will no longer be subject to reporting their ownership of shares of Renaissance common stock under
Section 16 of the Securities Exchange Act of 1934 or to the requirement under
Section 16 of the Securities Exchange Act of 1934 to disgorge to Renaissance certain profits from the purchase and sale of shares of Renaissance common stock.

         Treatment of options and warrants. All warrants outstanding will be assumed by Acquisition.

         Directors. It is intended that the board of directors of Acquisition will consist of the persons listed in Schedule I to this transaction statement.

              CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

         The following is a general summary of the material U.S. federal income tax consequences of the merger to beneficial owners of shares of Renaissance common stock. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable treasury regulations thereunder, judicial decisions and current administrative rulings as in effect on the date of this Schedule 13E-3. The discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular taxpayers in light of their personal circumstances or to taxpayers subject to special treatment under the Code (for example, financial institutions, real estate investment trusts, regulated investment companies, brokers, dealers or traders in securities or foreign currencies, life insurance companies, foreign corporations, foreign partnerships, foreign estates or trusts, or individuals who are not citizens or residents of the United States and beneficial owners whose shares of Renaissance common stock were acquired pursuant to the exercise of warrants, employee stock options or otherwise as compensation) and does not address any aspect of state, local, foreign or other taxation.

         The receipt of cash by a stockholder, pursuant to the merger or pursuant to the exercise of the stockholder's statutory appraisal rights, will be a taxable transaction for U.S. federal income tax purposes and may also be taxable for state and local income tax purposes as well. Accordingly, a stockholder whose shares of Renaissance common stock are converted, pursuant to the merger, into a right to receive cash will recognize gain or loss equal to the difference between (a) the amount of cash that such stockholder receives in the merger and (b) such stockholder's adjusted tax basis in such shares of Renaissance common stock. Such gain or loss will be capital gain or loss, and generally will be long-term capital gain or loss if at the effective date of the merger the stockholder's holding period for the shares of Renaissance common stock is more than one year. Holders of shares of Renaissance common stock should be aware that SunTrust Bank, the paying agent, will be required in certain cases to withhold and remit to the United States Treasury 31% of amounts payable in the merger to any stockholder that (1) has provided either an incorrect tax identification number or no number at all, (2) is subject to backup withholding by the Internal Revenue Service for failure to report the receipt of interest or dividend income properly, or (3) has failed to certify to the paying agent that such stockholder is not subject to backup withholding or that such stockholder is an "Exempt Recipient." Backup withholding is not an additional tax, but rather may be credited against the taxpayer's tax liability for the year.

         In general, cash received by unaffiliated public stockholders who exercise statutory appraisal rights in respect of appraisal rights will result in the recognition of gain or loss to the dissenting stockholder. Any such dissenting stockholder should consult with its tax advisor for a full understanding of the tax consequences of the receipt of cash in respect of appraisal rights pursuant to the merger.

         Neither Acquisition nor Renaissance expects to recognize any gain, loss or income by reason of the merger.

EACH BENEFICIAL OWNER OF SHARES OF RENAISSANCE COMMON STOCK IS URGED TO CONSULT SUCH BENEFICIAL OWNER'S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH BENEFICIAL OWNER OF THE MERGER, INCLUDING THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

                             FAIRNESS OF THE MERGER

         Fairness. Following the consummation of an agreement by certain stockholders of Renaissance to transfer greater than 90% of the outstanding shares of Renaissance common stock and 100% of the outstanding shares of Renaissance preferred stock to Acquisition in exchange for 100% ownership of Acquisition, Acquisition will own greater than a majority of the shares of Renaissance common stock. Thus, Acquisition may be deemed an "affiliate" of Renaissance under Rule 12b-2 of the Securities Exchange Act of 1934. Accordingly, the rules of the Securities and Exchange Commission require Acquisition to express its belief as to the substantive and procedural fairness of the merger to the unaffiliated stockholders of Renaissance. In compliance with Rule 13e-3 under the Securities Exchange Act of 1934, the Acquisition board of directors has considered the fairness of the merger to the unaffiliated public stockholders.

         In August 2003, the Acquisition board of directors considered the proposed plan to acquire the minority stockholder interest in Renaissance through the merger. The Acquisition board of directors then resolved to take Renaissance private by having Acquisition acquire for cash, through the merger, all of the shares of Renaissance common stock held by the unaffiliated public stockholders at a purchase price of $0.01 per share. The Acquisition board of directors determined that the merger is fair to the unaffiliated public stockholders.

         Factors considered in determining fairness. Acquisition has determined that the merger is both substantively and procedurally fair to the unaffiliated public stockholders. This belief is based on the following factors:

         o The merger represents an opportunity for the unaffiliated public stockholders to realize cash for their shares of Renaissance common stock, which would otherwise be extremely difficult or impossible given the illiquidity of the market for shares of Renaissance common stock. In recent periods prior to the announcement of this proposed merger, there has been no established trading market in Renaissance common stock. A stockholder desiring to liquidate his, her or its entire position of Renaissance common stock would have found that demand for such shares was nearly non-existent and that persistent attempts to sell such shares could have led to a reduction in the price to be paid for such shares.

         o Renaissance has been financially unable to comply with its periodic and other reporting requirements under the Securities Exchange Act of 1934.

         o Based on the most recently available audited and unaudited balance sheets of Renaissance, each share of Renaissance common stock has a negative book value.

         o Renaissance has lost money as well as operating cash for the calendar years 2002, 2001 and 2000. Its operations have continued primarily as a result of timely loans from a significant shareholder. If these loans do not continue, or Renaissance's business does not produce significant positive operating cash flows in the near term, there is no assurance that Renaissance will continue as a going concern. Although Renaissance had an operating profit for its most recent fiscal quarter, this profitable quarter is due to the effects of unusually low market interest rates and the positive impact on Renaissance's real estate brokerage business. There can be no assurance that the unusual economic conditions which allowed this operating profit will continue.

         o The terms of Renaissance's senior and junior subordinated debt facilities provide for a lump sum payment of $3,500,000 at maturity on September 30, 2003. Given the lack of liquidity and insufficient operational profit that exists, Renaissance is uncertain as to the resolution of this debt repayment. Renaissance may attempt to renegotiate the terms of this debt, but its ability to do so is uncertain. If renegotiation is successful, it is likely that Renaissance would attempt to convert a large portion of this debt to common equity, which would significantly dilute current common stockholders.

         o Renaissance's auditors have concluded that its negative working capital at December 31, 2002, history of recent operating losses and debt due in 2003 raise substantial doubt about Renaissance's ability to continue as a going concern.

         o The merger will provide consideration to the Renaissance's unaffiliated public stockholders entirely in cash and is not subject to any financing condition. Acquisition did not believe that it would be substantively fair to pay a portion of the price on a deferred basis, given Acquisition's ability to pay the entire purchase price from available funds.

         o Renaissance's recent attempts to seek liquidity through alternate transactions have been unsuccessful. Acquisition does not believe that unaffiliated public stockholders can rely on a sale of the business occurring in the foreseeable future.

         o To the knowledge of Acquisition, there have been no firm offers for the acquisition or control of Renaissance or its assets during the last two years; however, Acquisition is aware of:

                  o a non-binding letter of intent by an independent third party within the last two years to merge into Renaissance and sell the Renaissance operating subsidiaries to certain affiliates of Renaissance for consideration that would not have provided any cash distribution to the unaffiliated public stockholders. The parties did not consummate the transaction as Renaissance was unable to conduct the appropriate due diligence to verify the value and business prospects of the third party and the effect of the transaction on the unaffiliated public stockholders; and

                  o in September 2000, prior to the merger with Cardiac Control Systems, Inc. and prior to its becoming a subsidiary of Remodelers Holdings, Inc., Remodelers Acceptance Corporation (formerly known as Nineteenth Investment Corporation), announced negotiations to merge with FirstPlus Financial Group, Inc. Under the proposed transaction, FirstPlus Financial Group, Inc. would have acquired Nineteenth in a tax free stock-for-stock transaction. However, the proposed transaction was met with organized opposition of several FirstPlus Financial Group, Inc. shareholder groups, and both companies mutually agreed to end negotiations for the transaction.

         o Acquisition recognizes that state law provides unaffiliated public stockholders with an opportunity to secure "fair value" if they are able to convince a court that they are not receiving fair value pursuant to the merger. The unaffiliated public stockholders are entitled to exercise appraisal rights and demand "fair value" for their shares of Renaissance common stock as determined by the Delaware Court of Chancery, which may be determined to be more or less than the cash consideration offered in the merger.

         In order to evaluate and reach conclusions in connection with the factors discussed above, Acquisition conducted the following analyses:

         o Financial analysis. In considering the fairness of the merger from a financial point of view to Renaissance's unaffiliated public stockholders, the Acquisition board of directors reviewed, and relied in part upon, prior earnings histories, current liquidity and the sources of future liquidity and current financial demands from creditors. Based upon this analysis, the Acquisition board considered the common shares to be of virtually no value.

         o Information concerning the financial performance, condition, business operations and prospects of Renaissance. The Acquisition board of directors believed the merger consideration to be attractive in light of Renaissance's current financial condition, financial performance and growth prospects. Renaissance experienced net losses of $3,177,422 for the year ended December 31, 2001 and $1,876,538 for the year ended December 31, 2002. Given these losses, Renaissance may not have sufficient capital or liquidity available to meet its financial obligations and to fund its continued operations. Renaissance's auditors have concluded that its negative working capital at December 31, 2002, history of recent operating losses and debt due in 2003 raise substantial doubt about Renaissance's ability to continue as a going concern. Although Renaissance had an operating profit for its most recent fiscal quarter, this profitable quarter is due to the effects of unusually low market interest rates and the positive impact on Renaissance's real estate brokerage business. There can be no assurance that the unusual economic conditions which allowed this operating profit will continue.

                  In light of these uncertainties, the Acquisition board of directors concluded that the merger would be fair to the unaffiliated public stockholders in that it would shift the risk of the future financial performance of Renaissance from the unaffiliated public stockholders, who do not have the power to control decisions made as to Renaissance's business, entirely to Acquisition, which will have the power to control Renaissance's business and has the resources to manage and bear the risks inherent in the business over the long term.

         o The merger consideration of $0.01 per share. The Acquisition board of directors considered the lack of current and historical trading values for shares of Renaissance common stock, and the fact that the proposed merger consideration represents a premium of $1.12 per share over the negative book value per share of Renaissance common stock of $1.11 at March 31, 2003. In addition, the merger would eliminate the exposure of the unaffiliated public stockholders to any future or continued declines in the price of the shares of Renaissance common stock. See "Special Factors--Purposes, Alternatives, Reasons and Effects of the Merger--Effects."

         o The lack of liquidity for the shares of Renaissance common stock and the liquidity that will be realized by the unaffiliated public stockholders from the merger. The Acquisition board of directors believed that the liquidity that would result from the merger would be beneficial to the unaffiliated public stockholders because Acquisition's ownership of approximately 95.5% of the outstanding shares of Renaissance common stock (a) results in an extremely small public float that limits the amount of trading in the shares of Renaissance common stock and (b) decreases the likelihood that a proposal to acquire the shares of Renaissance common stock by an independent entity could succeed without the consent of Acquisition.

         In addition, Acquisition intends to retain its majority holdings in Renaissance and does not intend to seek a buyer for Renaissance. This fact foreclosed the opportunity to consider an alternative transaction with a third party purchaser of Renaissance or otherwise provide liquidity in the form of a third party offer to the unaffiliated public stockholders. Accordingly, it is unlikely that finding a third party buyer for Renaissance was a realistic option for the unaffiliated public stockholders. Except as otherwise described under the heading "--Factors considered in determining fairness," Acquisition had neither solicited nor received an offer for Renaissance from a third party in the two years leading up to the date of its August 2003 decision to take Renaissance private by having Acquisition acquire for cash, through the merger, all of the shares of Renaissance common stock held by the unaffiliated public stockholders at a purchase price of $0.01 per share. Acquisition considered the absence of any third party buyer for Renaissance to support the fairness of the merger to the unaffiliated public stockholders because the absence of a third party buyer demonstrated that the proposed merger with Acquisition was the only likely source of prompt liquidity for the shares of Renaissance common stock which was simultaneously available to all of the unaffiliated public stockholders.

         Procedural fairness. Acquisition also determined that the merger is procedurally fair to the unaffiliated public stockholders. In making such determination, Acquisition considered the fact that the unaffiliated public stockholders who believe that the terms of the merger are not fair can pursue appraisal rights in the merger under state law.

         The Acquisition board of directors considered appointing a special committee of its members who did not have any interests in Renaissance in order to determine the fairness to the unaffiliated public stockholders of the proposed merger. For a further description of these interests, see Schedule I to this transaction statement. However, the Acquisition board of directors decided not to pursue that option for the following reasons. The Acquisition board of directors believed that any special committee that was appointed would need to retain its own independent legal counsel and financial advisors to help the special committee evaluate the fairness of the proposed transaction. The Acquisition board of directors also believed that, based on the factors described above in this section, the terms of the merger are fair to the unaffiliated public stockholders, and the potential financial cost of hiring such advisors and the diversion of management resources that would be caused by the negotiations between the special committee and Acquisition would outweigh any benefit that would be derived from the appointment of a special committee.

         The Acquisition board of directors also discussed the absence of the procedural safeguards set forth below under "--Certain negative considerations" relating to the lack of approval by Renaissance's unaffiliated public stockholders of the merger, the absence of an unaffiliated representative to act solely on behalf of Renaissance's unaffiliated public stockholders and the absence of the approval of the merger by the board of directors of Renaissance. With respect to the lack of approval by the unaffiliated public stockholders of the merger, the Acquisition board of directors believed that the absence of this factor was outweighed by the ability of the unaffiliated public stockholders to demand appraisal of the fair value of their shares of Renaissance common stock if they did not agree that the proposed merger consideration was fair. With respect to the absence of an unaffiliated representative who would have acted solely on behalf of the unaffiliated public stockholders in the merger, the Acquisition board of directors believed that the costs of hiring and compensating such a representative, including likely fees for independent legal and financial advisors to the representative, would have outweighed any benefit to the unaffiliated public stockholders of receiving input from the representative. Similarly, with respect to the absence of the approval by Renaissance's board of directors of the merger, the Acquisition board of directors believed that, had Renaissance's board of directors been asked to approve the proposed merger, it would have wanted to hire its own independent legal and financial advisors, which would also have consumed financial resources that Renaissance did not have to spare.

         Certain negative considerations. The Acquisition board of directors also considered the following factors, each of which they considered negative, in their deliberations concerning the fairness of the terms of the merger and its procedural fairness:

         o        Termination of participation in future growth of Renaissance.
                  Following the successful completion of the merger, the unaffiliated public stockholders would cease to participate in the future earnings or growth, if any, of Renaissance or benefit from increases, if any, in the value of their holdings in Renaissance.

         o Conflicts of interest. The financial interests of Acquisition are adverse as to the merger consideration to the financial interests of the unaffiliated public stockholders. In addition, officers and directors of Renaissance have actual or potential conflicts of interest in connection with the merger. Certain officers and directors of Acquisition are also officers and directors of Renaissance, and officers and directors of Acquisition also hold equity interests in Acquisition received in exchange for their shares of Renaissance common stock and preferred stock. See Schedule I to this transaction statement for a description of these positions and equity interests.

         o No public stockholder approval. The unaffiliated public stockholders will not have an opportunity to vote on the merger.

         o No unaffiliated representative or independent director approval. No special committee of directors of Renaissance who are not also employees of Renaissance was appointed to evaluate the merger, nor was an independent representative of Renaissance or the unaffiliated public stockholders appointed to act solely on behalf of the unaffiliated public stockholders for the purpose of negotiating the terms of the merger or preparing a report concerning the fairness of the merger. In addition, the board of directors of Renaissance did not vote on the merger.

         After having given these additional four factors due consideration, Acquisition has concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that Acquisition considered to support its belief that the merger is substantively and procedurally fair to the unaffiliated public stockholders.

         In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the merger to the unaffiliated public stockholders, and the complexity of these matters, Acquisition did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors it considered. Moreover, Acquisition has not undertaken to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

         Acquisition has not considered any factors, other than as stated above, regarding the fairness of the merger to the unaffiliated public stockholders, as it is its view that the factors considered provided a reasonable basis to form its belief.

         The Acquisition board of directors did not consider "shopping" Renaissance to prospective buyers. Shopping Renaissance would not only entail substantial time delays and allocation of management's time and energy, but would also disrupt and discourage Renaissance's employees and create uncertainty among Renaissance's customers and business associates. Furthermore, Acquisition does not intend to sell Renaissance, but rather intends to continue to operate Renaissance as part of Acquisition's business, which precluded the board of directors of Renaissance from "shopping" Renaissance. Acquisition also has knowledge that the board of directors of Renaissance unsuccessfully "shopped" Renaissance in July 2000 and during the fourth quarter of 2001 and first quarter of 2002, and Acquisition has considered the results of those efforts in the determination that the merger is fair to the unaffiliated public stockholders. Specifically, Acquisition is aware of:

         o a non-binding letter of intent by an independent third party within the last two years to merge into Renaissance and sell the Renaissance operating subsidiaries to certain affiliates of Renaissance for consideration that would not have provided any cash distribution to the unaffiliated public stockholders. The parties did not consummate the transaction as Renaissance was unable to conduct the appropriate due diligence to verify the value and business prospects of the third party and the effect of the transaction on the unaffiliated public stockholders; and

         o in September 2000, prior to the merger with Cardiac Control Systems, Inc. and prior to its becoming a subsidiary of Remodelers Holdings, Inc., Remodelers Acceptance Corporation (formerly known as Nineteenth Investment Corporation), announced negotiations to merge with FirstPlus Financial Group, Inc. Under the proposed transaction, FirstPlus Financial Group, Inc. would have acquired Nineteenth in a tax free stock-for-stock transaction. However, the proposed transaction was met with organized opposition of several FirstPlus Financial Group, Inc. shareholder groups, and both companies mutually agreed to end negotiations for the transaction.

Consequently, Acquisition considered but gave little weight to the determination not to "shop" Renaissance, in light of there being other methods of valuing Renaissance available.

        The Acquisition board of directors considered the merger consideration as compared to an implied liquidation value. The Acquisition board of directors concluded that, given Renaissance's poor earning history, lack of current liquidity and committed financing lines and the impending payables and senior debt due in September 2003, the merger consideration is fair to the unaffiliated public stockholders as compared to an implied liquidation value. The Acquisition board of directors also believed that the piecemeal sale of Renaissance's assets suggested by a liquidation analysis of Renaissance would be likely to yield a negative price per share of Renaissance common stock. Further, in a liquidation value analysis, the unaffiliated public stockholders would not be entitled to consideration for their shares of Renaissance common stock after payments to Renaissance's creditors and holders of Renaissance preferred stock who would receive payments in a liquidation prior and in preference to the unaffiliated public stockholders.

         Recent purchases of shares of Renaissance common stock by Acquisition. The Acquisition board of directors believed that the merger consideration was fair to the unaffiliated public stockholders. Specifically, in forming their belief as to the fairness of the merger to the unaffiliated public stockholders, Acquisition did not consider the purchase prices paid for past purchases of shares of Renaissance common stock or preferred stock. Acquisition did not consider the purchase prices paid by Acquisition or the current stockholders of Acquisition for past purchases of shares of Renaissance common stock or preferred stock to be material to their conclusion regarding the fairness of the merger because (a) the merger consideration represents a premium of $1.12 per share over the $1.11 negative book value per share of Renaissance common stock, and (b) those purchase prices do not reflect recent economic conditions and Renaissance's recent financial performance and the prospects for improvement in financial performance if Renaissance remains a public company. See Item 2(f), "Subject Company Information--Prior stock purchases."

          The Acquisition board of directors did not consider current market prices or historical market prices to be significant factors in determining the fairness of the going private transaction to the unaffiliated public stockholders. The Acquisition board of directors made this determination because
(a) Renaissance emerged from bankruptcy in July 2001, (b) Renaissance has a limited history in real estate related businesses, and (c) there has been no established trading market for Renaissance common stock since prior to the Cardiac Control Systems, Inc. bankruptcy filing in September 1999. See Item 5, "Past Contacts, Transactions, Negotiations and Agreements."

         Conclusions of the Acquisition board of directors. The Acquisition board of directors concluded that, given the uncertainties surrounding Renaissance's future liquidity and impending debt maturities, growth prospects and the limited trading market for the shares of Renaissance common stock, the merger would result in a fair treatment of the unaffiliated public stockholders. In determining that the merger is fair to the unaffiliated public stockholders, the Acquisition board of directors considered the above factors as a whole and did not assign specific or relative weights to them other than the fact that the merger consideration represents a premium of $1.12 per share over the $1.11 negative book value per share of Renaissance common stock was considered the most important factor. Notwithstanding the considerations set out in this section under the heading "--Certain negative considerations," the Acquisition board of directors believes that the merger is procedurally fair to the unaffiliated public stockholders.

         In determining the valuation at $0.01 per common share, Acquisition also considered the following:

         o Renaissance had a net loss of $1,876,538 during the year ended December 31, 2002 and $3,177,422 during the year ended December 31, 2001.

         o Renaissance has strategically decided to exit the manufactured development business.

         o Cash used in operations was $0.7 million, $1.2 million and $2.8 million for the years ended December 31, 2002, 2001 and 2000, respectively, and generated approximately $39,000 for the three months ended March 31, 2003. At March 31, 2003, the unrestricted cash available for operations was $143,469.

         o Financing lines used to originate mortgage loans in ULP are $10,627,501 at March 31, 2003. Availability at March 31, 2003 under these lines, given applicable debt covenants, is $1,390,419. During the year ended December 31, 2002, a significant shareholder made $279,058 in loans to Renaissance and its subsidiaries at various times to fund the negative operating cash flow. These loans were used to fund operating needs of Renaissance. Currently there is no formal agreement for any additional advances from this shareholder, and it is unknown as how the maturities of these debts will be handled.

         o Renaissance has senior and junior subordinated debt of $3,500,000, all of which is due at its maturity September 30, 2003. Given the demonstrated uncertainty of Renaissance to continue to generate an operating profit or positive operating cash flows and the lack of currently liquidity or any financing plans, it is highly unlikely that this debt will be repaid at maturity. Further Renaissance's ability to negotiate a favorable extension of these facilities is uncertain.

         o The deficit attributed to common stock is $5,429,826 at March 31, 2003, or $1.11 per common share.

         o Renaissance's auditors have concluded that its negative working capital at December 31, 2002, history of recent operating losses and debt due in 2003 raise substantial doubt about Renaissance's ability to continue as a going concern.

         As a result of the above, Acquisition determined the Renaissance common stock to be of no value. Given the lack of earnings and lack of any alternative credit facilities, it is uncertain as to how long Renaissance will be able to meet its operating cash needs. If Renaissance is able to meet these needs it is likely that it will not be able to meet the impending debt maturities on September 30, 2003. In addition to this debt, there are 2157.5 shares of preferred stock outstanding which are senior to the Renaissance common stock. These preferred shares were purchased in May 2001 for $1,000 per share. Due to severe liquidity concerns and the preponderance of information suggesting a lack of value, Acquisition did not have an independent valuation performed but chose to pay $0.01 per common share, a $1.12 per share premium over the March 31, 2003 book value.

         The Acquisition board of directors did not retain an investment bank or other financial adviser to render a report or opinion with respect to the fairness of the merger to Renaissance or its stockholders. Although the Acquisition board of directors did not solicit bids, based on its experience, the Acquisition board of directors estimates that the cost of a fairness report or opinion would likely exceed $50,000. The Acquisition board of directors determined that obtaining a fairness opinion would have provided little, if any, incremental value to the deliberations of the Acquisition board of directors given the knowledge and experience of Renaissance management and directors in the areas of Renaissance's business. The Acquisition board of directors concluded that this expense was unwarranted since it could adequately establish the fairness of the merger without an outside fairness report or opinion by addressing the factors and considerations described in this section.

         Approval of Renaissance stockholders. Because the merger is being effected as a short-form merger under Section 253 of the Delaware General Corporation Law, it does not require approval by Renaissance's unaffiliated public stockholders.

         Unaffiliated representative. No directors have been appointed to the Renaissance board of directors who are not employed by Renaissance to comprise a special committee of independent directors nor has a representative not affiliated with Renaissance been retained to act solely on behalf of the unaffiliated public stockholders for purposes of negotiating the terms of the going private transaction or preparing a report concerning the fairness of the transaction.

         Approval of the board of directors of Renaissance. Because the merger is being effected as a short-form merger under Section 253 of the Delaware General Corporation Law, it does not require approval by the board of directors of Renaissance.

                 REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Report, opinion or appraisal

         Acquisition did not engage any third parties to perform any financial analysis of, or prepare any reports, opinions or appraisals concerning, the merger or value of the Renaissance common stock and, accordingly, Acquisition has not received any report, opinion or appraisal from an outside party relating to the fairness of the merger consideration being offered to the unaffiliated public stockholders or the fairness of the merger to Acquisition or to the unaffiliated public stockholders.

         On November 6, 2001, after reviewing its financial condition and operating results for the period ending June 2001 and the then current economic and market conditions, the board of directors of Renaissance announced it decided to consider various financial and strategic alternatives to minimize current expenditures and maximize shareholder value. In connection with this decision, Renaissance hired a nationally recognized independent valuation firm to provide a valuation analysis of Renaissance and to provide an opinion on the fair market value of the Renaissance common stock. Acquisition was not involved in the preparation of the opinion. Although a final report was never issued, a preliminary draft of the report reviewed in May 2002 stated that the fair value of Renaissance common stock is reasonably stated within a range of $0.24 to $0.61 per share, and $0.26 per share was fair, from a financial point of view, to the unaffiliated public stockholders of Renaissance. Subsequent to the issuance of the draft, Renaissance determined that any potential financial or strategic alternative would be postponed, the valuation firm did not conclude its review of Renaissance and its business, and, therefore, a final valuation report was never completed or issued. The $0.26 fair value was based primarily upon an income approach valuation which forecast positive earnings in the aggregate of in excess of $1 million annually. For the year ended December 31, 2002, Renaissance has lost $1,876,538. The main differences in the cash flows used in the draft valuation and those actually incurred by the Company which have generated the losses are as follows:

         o Remodelers Acceptance Corporation, d/b/a Assistance for America ("AFA"). The draft valuation assumed AFA would consummate 35 transactions per month generating income of $4,500 to $5,500 per transaction (or $175,000 per month). Actual AFA transactions consummated for the fiscal year ended December 31, 2002 averaged 24 per month at $5,900 per transaction (or $141,600 average cash flow per month).

         o The draft valuation also assumed the Company would consummate 4 to 7 manufactured home development projects per month with the income per transaction ranging from $31,000 to $35,000. At an average of 5.5 and $33,000 per transaction, this would result in $181,500 per month in positive cash flow. For the fiscal year ended December 31, 2002, the Company closed a total of 14 transactions, or an average of 1.17 per month at an average of $27,600 per transactions (or $32,300 average cash flow per month).

                              TRANSACTION STATEMENT

ITEM 1.       SUMMARY TERM SHEET.

         See the section above captioned "Summary Term Sheet."

ITEM 2.       SUBJECT COMPANY INFORMATION.

         (a) Name and address. The name of the subject company is Renaissance Acceptance Group, Inc. The principal executive offices of the subject company are located at 5100 N. O'Connor Blvd., 4th Floor, Irving, Texas 75039, and its telephone number is (214) 231-7602.

         (b) Securities. The subject company's authorized capital stock consists of 5,000,000 shares of preferred stock, par value $.001 per share, and 95,000,000 shares of common stock, par value $.001 per share. The registrant has designated 5,000 shares of its preferred stock as Series A Convertible Preferred Stock, of which, 2157.5 shares are outstanding. The subject company has outstanding 4,906,436 shares of its common stock, the subject securities of the going private transaction. Prior to the merger, it is anticipated that current Acquisition stockholders will contribute their capital stock of Renaissance for all of the issued and outstanding of the capital stock of Acquisition. As a result, Acquisition will own all of the issued and outstanding preferred stock of Renaissance and approximately 95.5% of the issued and outstanding
Renaissance common stock.

         (c) Trading market and price. Currently, there is no established trading market in which Renaissance's securities are traded.

         On September 3, 1999, Cardiac Control Systems, Inc., predecessor to Renaissance, filed for bankruptcy protection. On May 24, 2001, the bankruptcy court confirmed its Second Amended Chapter 11 plan of reorganization of Reorganization, relating to In re: Cardiac Control Systems, Inc., Case No. 99-06852-3P1, United States Bankruptcy Court, Middle District of Florida, Jacksonville Division. Pursuant to Pursuant to an Agreement and Plan of Merger, dated as of July 2, 2001, by and among Cardiac Control Systems, Inc., Remodelers Holdings, Inc., Nineteenth Acquisition Sub, Inc. and Kersey, Scillia, Forster and Brooks, Inc., approximately 94.6% of the Renaissance common stock was issued to the stockholders of Remodelers Holdings, Inc. in connection the reverse merger of Nineteenth Acquisition Sub, Inc., a wholly-owned subsidiary of Cardiac Control Systems, Inc. created to effect the merger, with and into Remodelers Holdings, Inc. In accordance with the terms of the merger, $170,000 in cash was paid by Remodelers Holdings, Inc. and 250,000 shares of the Renaissance common stock were issued to the liquidating trust and to certain of its creditors and stockholders. In addition, 20,000 shares of the Renaissance common stock were issued to the liquidating trust to be sold and applied to Remodelers Holdings, Inc.'s administrative costs and fees related to the merger. The remaining 4,730,000 initial shares of the Renaissance common stock were issued to the holders of common stock of Remodelers Holdings, Inc. on a pro rata basis according to their ownership of the common stock of Remodelers Holdings, Inc.

         At the time of the merger described in the paragraph above, it was anticipated that the Renaissance common stock would trade on the Pink Sheets under the symbol `RNAG' while Renaissance explored the possibility of listing on a national or regional exchange. Since the time of the merger described in the paragraph above, there has been no established trading market in which Renaissance common stock has traded.

         (d) Dividends. To the knowledge of Acquisition, Renaissance has not paid any dividends on its common stock during the past two years. The terms of its Series A Convertible Preferred Stock restrict Renaissance from paying any dividends on the common stock as long as the Series A Convertible Preferred Stock is outstanding. In addition to the dividend restrictions imposed by the preferred stock, Renaissance's senior debt contains additional restrictions on common stock dividends.

         (e) Prior public offerings. Neither Acquisition, nor to the knowledge of Acquisition, Renaissance, has made an underwritten public offering of Renaissance's common stock during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A.

         (f) Prior stock purchases. On September 3, 1999, Cardiac Control Systems, Inc., predecessor to Renaissance, filed for bankruptcy protection. On May 24, 2001, the bankruptcy court confirmed its Second Amended Chapter 11 plan of reorganization of Reorganization, relating to In re: Cardiac Control Systems, Inc., Case No. 99-06852-3P1, United States Bankruptcy Court, Middle District of Florida, Jacksonville Division. Pursuant to Pursuant to an Agreement and Plan of Merger, dated as of July 2, 2001, by and among Cardiac Control Systems, Inc., Remodelers Holdings, Inc., Nineteenth Acquisition Sub, Inc. and Kersey, Scillia, Forster and Brooks, Inc., approximately 94.6% of the shares of Renaissance common stock were issued to the stockholders of Remodelers Holdings, Inc. in connection the reverse merger of Nineteenth Acquisition Sub, Inc., a wholly-owned subsidiary of Cardiac Control Systems, Inc. created to effect the merger, with and into Remodelers Holdings, Inc.

         In accordance with the terms of the merger, $170,000 in cash was paid by Remodelers Holdings, Inc. and 250,000 shares of Renaissance common stock were issued to the liquidating trust and to certain of its creditors and stockholders. In addition, 20,000 shares of Renaissance common stock were issued to the liquidating trust to be sold and applied to Remodelers Holdings, Inc.'s administrative costs and fees related to the merger. The remaining 4,730,000 initial shares of Renaissance common stock were issued to the holders of common stock of Remodelers Holdings, Inc. on a pro rata basis according to their ownership of the common stock of Remodelers Holdings, Inc. The stockholders listed on Schedule I of this transaction statement obtained their shares of Renaissance common stock pursuant to the merger as a holder of common stock of Remodelers Holdings, Inc.

         Acquisition was formed in August 2003. Prior to the merger, it is anticipated that current Acquisition stockholders will contribute their capital stock of Renaissance for all of the issued and outstanding of the capital stock of Acquisition. As a result, Acquisition will own all of the issued and outstanding preferred stock of Renaissance and approximately 100% of the issued and outstanding Renaissance common stock.

ITEM 3.       IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) Name and address. Acquisition is the person filing this transaction statement. The business address and business telephone number for Acquisition is 5100 N. O'Connor Blvd., 4th Floor, Irving, Texas 75039, and the telephone number is (214) 231-6302.

         Acquisition was formed in August 2003. Prior to the merger, it is anticipated that current Acquisition stockholders will contribute their capital stock of Renaissance for all of the issued and outstanding of the capital stock of Acquisition. As a result, Acquisition will own all of the issued and outstanding preferred stock of Renaissance and approximately 95.5% of the issued and outstanding Renaissance common stock.

         (b) Business background of entity. Acquisition, a newly organized corporation, was formed for the purpose of merging with Renaissance. Acquisition is organized under the laws of the State of Delaware. During the last five years, Acquisition has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Acquisition has not been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining Acquisition from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

         (c) Business and background of natural persons.

         (1), (2) The name, business address, position with Acquisition, principal occupation and five-year employment history of each of the directors and executive officers of Acquisition, together with the names, principal business and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I to this transaction statement.

         (3) During the last five years, none of the persons listed in Schedule I to this transaction statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (4) None of the persons listed in Schedule I to this transaction statement has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining those persons from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

         (5) Each of the persons listed in Schedule I to this transaction statement is a citizen of the United States.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) Material terms.

         (1) Tender offers. Not applicable.

         (2) Mergers or similar transactions.

         Prior to the merger, it is anticipated that current Acquisition stockholders will contribute their capital stock of Renaissance for all of the issued and outstanding of the capital stock of Acquisition. As a result, Acquisition will own all of the issued and outstanding preferred stock of Renaissance and approximately 95.5% of the issued and outstanding Renaissance common stock.

         In the merger, Renaissance will merge with and into Acquisition, with Acquisition surviving the merger. At the effective time of the merger, each share of Renaissance preferred stock and common stock (other than shares held by Acquisition and the unaffiliated public stockholders, if any, who properly exercise their dissenters' statutory appraisal rights under the Delaware General Corporation Law) will be converted into the right to receive $0.01, net to the holder in cash and without interest.

         Under the Delaware General Corporation law, because Acquisition will hold at least 90% of the outstanding shares of Renaissance common stock prior to the merger, Acquisition will have the power to effect the merger without a vote of the Renaissance board of directors or the unaffiliated public stockholders. The board of directors of Acquisition will approve the merger by board resolution in accordance with Section 253 of the Delaware General Corporation Law, and no other vote will be necessary to approve the merger. As a result, neither Renaissance nor Acquisition is soliciting proxies or consents from the board of directors of Renaissance or the stockholders of Renaissance. The reasons for the merger are set out in "Special Factors--Purposes, Alternatives, Reasons and Effects of the Merger--Reasons." Certain federal income tax consequences of the merger are set out in "Special Factors--Certain Federal Income Tax Consequences of the Merger."

         Upon completion of the merger, in order to receive the cash merger price of $0.01 per share, each stockholder or a duly authorized representative must (1) deliver a Letter of Transmittal, appropriately completed and executed, to the Stock Transfer Department of SunTrust Bank, the paying agent, at (a) if by regular mail, P.O. Box 4625, Atlanta, Georgia 30302, or (b) if by overnight courier, 58 Edgewood Avenue, Room 225A, Atlanta, Georgia 30303, and (2) surrender their shares of Renaissance common stock by delivering the stock certificate or certificates that, prior to the merger, had evidenced those shares to the paying agent, as set forth in a Notice of Merger and Appraisal Rights and Letter of Transmittal, which will be mailed to stockholders of record on the effective date. Stockholders are encouraged to read the Notice of Merger and Appraisal Rights and Letter of Transmittal carefully when received. Delivery of an executed Letter of Transmittal shall constitute a waiver of statutory appraisal rights.

         For federal income tax purposes, the receipt of the cash consideration by holders of Renaissance common stock pursuant to the merger will be a taxable sale of the holder's shares. You will recognize taxable gain or loss in the amount of the difference between $0.01 and your adjusted tax basis for each share of Renaissance common stock that you own at the time of the merger. See "Special Factors--Certain Federal Income Tax Consequences of the Merger."

         (c) Different terms. Stockholders of Renaissance will be treated as described in Item 4(a), "Terms of the Transaction--Material terms--Mergers or similar transactions."

         (d) Appraisal rights. Holders of Renaissance common stock who properly perfect their appraisal rights under Section 262 of the Delaware General Corporation Law will have the right to seek an appraisal and to be paid the "fair value" of their shares of Renaissance common stock at the effective time of the merger. The fair value of the Renaissance common stock is determined exclusive of any element of value arising from the expectation or accomplishment of the merger.

         The following is a brief summary of the statutory procedures to be followed in order for a holder of Renaissance common stock to dissent from the merger and perfect appraisal rights under Delaware law. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262, the complete text of which is set forth in Exhibit (f) to this transaction statement and is incorporated into this transaction statement by this reference. Any holder of Renaissance common stock considering demanding appraisal of their shares is advised to consult that stockholder's own independent legal counsel with respect to the availability and perfection of appraisal rights in the merger.

         Notice of the effective date of the merger and the availability of appraisal rights under Section 262 will be mailed to record holders of the Renaissance common stock by Acquisition, as the surviving corporation in the merger, within 10 calendar days of the effective date of the merger. This merger notice should be reviewed carefully by the stockholders. Any Renaissance stockholder entitled to appraisal rights will have the right, within 20 days after the date of mailing of the merger notice, to demand in writing from Acquisition an appraisal of his or her shares. This demand will be sufficient if it reasonably informs Acquisition of the identity of the stockholder and that the stockholder intends to demand an appraisal of the fair value of his or her shares. Failure to make a timely demand would foreclose a stockholder's right to appraisal.

         A demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as the name of the stockholder of record appears on the stock certificates. If shares of Renaissance common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand for appraisal must be executed by the fiduciary. If shares of Renaissance common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he or she is acting as an agent for the record owner.

         A record owner who holds Renaissance common stock as a nominee for others, such as a broker, may exercise appraisal rights with respect to the Renaissance common stock held for all or less than all of the beneficial owners of Renaissance common stock as to which the nominee holder is the record owner. In such a case, the written demand for appraisal must set forth the number of shares of Renaissance common stock covered by the demand. Where the number of shares of Renaissance common stock is not expressly stated, the demand for appraisal will be presumed to cover all shares of Renaissance common stock outstanding in the name of the record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights within 20 days following the mailing of the notice of merger.

         Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Secretary, Acquisition, 5100 N. O'Connor Blvd., 4th Floor, Irving, Texas 75039, or to any other address as is specified in the notice of merger. The written demand for appraisal should specify the stockholder's name and mailing address, the number of shares of Renaissance common stock covered by the demand and that the stockholder is demanding appraisal of his or her shares.

         Within 120 calendar days after the effective date of the merger, Acquisition, or any stockholder entitled to appraisal rights under Section 262 and who has complied with the foregoing procedures, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Renaissance common stock of all stockholders. Acquisition is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the fair value of the shares of Renaissance common stock. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section
262. If a stockholder files a petition, a copy of the petition must be served on Acquisition.

         Within 120 calendar days after the effective date of the merger, any stockholder of record who has complied with the requirements for exercise of appraisal rights and, if appraisal rights are available, will be entitled, upon written request, to receive from Acquisition a statement setting forth the aggregate number of shares of Renaissance common stock with respect to which demands for appraisal have been received and the aggregate number of holders of such shares of Renaissance common stock. This statement must be mailed within 10 calendar days after a written request therefor has been received by Acquisition or within 10 calendar days after the expiration of the period for the delivery of demands for appraisal, whichever is later.

         In determining "fair value", the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court discussed the factors that could be considered in determining "fair value" in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered. However, Section 262 provides that "fair value" is to be determined exclusive of any element of value arising from the accomplishment or expectation of the merger.

         Holders of Renaissance common stock who seek appraisal of their Renaissance common stock should bear in mind that the "fair value" of their Renaissance common stock determined under Section 262 could be more than, the same as, or less than the cash consideration paid for the stock in the merger, and that opinions of investment banking or financial valuation firms as to fairness from a financial point of view are not necessarily opinions as to "fair value" within the meaning of Section 262. Moreover, Acquisition, as the corporation surviving the merger, intends to argue in any appraisal proceeding that, for purposes of the appraisal proceeding, the "fair value" of the Renaissance common stock, as the case may be, is less than that paid in the merger. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and assessed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all Renaissance common stock entitled to appraisal. In the absence of a determination or assessment, each party bears its own expenses.

         The Delaware Court of Chancery may require stockholders who have demanded an appraisal and who hold shares of Renaissance common stock represented by certificates to submit their certificates to the Delaware Court of Chancery for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with this direction, the court may dismiss the proceedings as to such stockholder.

         Any holder of Renaissance common stock who has duly demanded appraisal in compliance with Section 262 will not be entitled to vote the shares of Renaissance common stock subject to the demand for any purpose or to receive payment of dividends or other distributions on Renaissance common stock after the effective time of the merger, except for dividends or other distributions payable to stockholders of record at a date prior to the effective time of the merger.

         At any time within 60 days after the effective time of the merger, any former holder of Renaissance common stock will have the right to withdraw his or her demand for appraisal and to accept the merger consideration paid for shares of Renaissance common stock in the merger. After this 60-day period, the former holder may withdraw his or her demand for appraisal only with the consent of Acquisition, as the corporation surviving the merger. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time of the merger, stockholders' rights to appraisal will cease and all stockholders will be entitled to receive the cash consideration paid for the Renaissance common stock. Inasmuch as Acquisition has no obligation to file a petition for appraisal, any stockholder who desires a petition for appraisal to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and the approval may be conditioned upon any terms as the Delaware Court of Chancery deems just.

         Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of the appraisal rights.

STOCKHOLDERS ARE URGED TO READ EXHIBIT (F) IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.

         (e) Provisions for unaffiliated security holders. Acquisition does not intend to grant unaffiliated stockholders special access to its records in connection with the merger. Acquisition does not intend to obtain counsel or appraisal services for unaffiliated stockholders of Renaissance.

         (f) Eligibility for listing or trading. Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) Transactions. The nature and dollar amount of any transaction, other than those described in paragraphs (b) or (c) of this Item 5, that occurred during the past two years, between Acquisition or the persons listed on
Schedule I to this transaction statement and Renaissance and any affiliate of Renaissance is incorporated herein by reference to Item 12 to Renaissance's Annual Report on Form 10-KSB for its fiscal year ended December 31, 2001. The Form 10-KSB is available from the Securities and Exchange Commission's web site at www.sec.gov and for inspection and copying at the Securities and Exchange Commission's public reference facilities located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by calling the Securities and Exchange Commission at 1-800-SEC-0330.

         Acquisition is a newly organized Delaware corporation. Prior to the merger, it is anticipated that Acquisition will enter into an exchange agreement with certain stockholders of Renaissance whereby those stockholders will receive 100% ownership of Acquisition in exchange for all of their shares of common stock and preferred stock of Renaissance. See Schedule I to this transaction statement for details regarding the beneficial ownership of Acquisition's capital stock. Upon the consummation of the exchange agreement, Acquisition estimates that it will hold 4,686,436 shares of Renaissance common stock representing 95.5% of the outstanding shares.

         (b), (c), (e) Significant corporate events; Negotiations or contracts; Agreements involving the subject company's securities. On September 3, 1999, Renaissance, formerly known as Cardiac Control Systems, Inc., filed for bankruptcy protection. On May 24, 2001, the bankruptcy court confirmed its Second Amended Chapter 11 plan of reorganization of Reorganization, relating to In re: Cardiac Control Systems, Inc., Case No. 99-06852-3P1, United States Bankruptcy Court, Middle District of Florida, Jacksonville Division. Pursuant to Pursuant to an Agreement and Plan of Merger, dated as of July 2, 2001, by and among Cardiac Control Systems, Inc., Remodelers Holdings, Inc., Nineteenth Acquisition Sub, Inc. and Kersey, Scillia, Forster and Brooks, Inc., approximately 94.6% of the shares of Renaissance common stock were issued to the stockholders of Remodelers Holdings, Inc. in connection the reverse merger of Nineteenth Acquisition Sub, Inc., a wholly-owned subsidiary of Cardiac Control Systems, Inc. created to effect the merger, with and into Remodelers Holdings, Inc.

         In accordance with the terms of the merger, $170,000 in cash was paid by Remodelers Holdings, Inc. and 250,000 shares of Renaissance common stock were issued to the liquidating trust and to certain of its creditors and stockholders. In addition, 20,000 shares of Renaissance common stock were issued to the liquidating trust to be sold and applied to Remodelers Holdings, Inc.'s administrative costs and fees related to the merger. The remaining 4,730,000 initial shares of Renaissance common stock were issued to the holders of common stock of Remodelers Holdings, Inc. on a pro rata basis according to their ownership of the common stock of Remodelers Holdings, Inc.

         Acquisition also has knowledge that the board of directors of Renaissance unsuccessfully "shopped" Renaissance in July 2000 and during the fourth quarter of 2001 and first quarter of 2002, and Acquisition has considered the results of those efforts in the determination that the merger is fair to the unaffiliated public stockholders. Specifically, Acquisition is aware of:

         o a non-binding letter of intent by an independent third party within the last two years to merge into Renaissance and sell the Renaissance operating subsidiaries to certain affiliates of Renaissance for consideration that would not have provided any cash distribution to the unaffiliated public stockholders. The parties did not consummate the transaction as Renaissance was unable to conduct the appropriate due diligence to verify the value and business prospects of the third party and the effect of the transaction on the unaffiliated public stockholders; and

         o in September 2000, prior to the merger with Cardiac Control Systems, Inc. and prior to its becoming a subsidiary of Remodelers Holdings, Inc., Remodelers Acceptance Corporation (formerly known as Nineteenth Investment Corporation), announced negotiations to merge with FirstPlus Financial Group, Inc. Under the proposed transaction, FirstPlus Financial Group, Inc. would have acquired Nineteenth in a tax free stock-for-stock transaction. However, the proposed transaction was met with organized opposition of several FirstPlus Financial Group, Inc. shareholder groups, and both companies mutually agreed to end negotiations for the transaction.

         Pursuant to a private placement memorandum dated April 28, 2001, Remodelers Holdings, Inc. issued 2,157.5 shares of its non-voting cumulative Series A Convertible Preferred Stock at a purchase price of $1,000 per share. At the time of the merger between Cardiac Control Systems, Inc., Remodelers Holdings, Inc. and Nineteenth Acquisition Corporation, Renaissance exchanged 2,157.5 newly issued shares of its non-voting cumulative Series A Convertible Preferred Stock, par value $0.001 per share, for all of the outstanding shares of preferred stock of Remodelers Holdings, Inc.

         Acquisition was formed in August 2003. Prior to the merger, it is anticipated that certain stockholders of Renaissance will transfer all of their shares of common stock, par value $.001 per share, of Renaissance and shares of preferred stock, par value $.001 per share, of Renaissance to Acquisition whereby those stockholders will receive 100% ownership of Acquisition and Acquisition will own over 90% of the outstanding shares of the capital stock of Renaissance.

         Details regarding the beneficial ownership of Acquisition's capital stock by its directors and executive officers is set forth in Schedule I to this transaction statement.

          In the merger, Renaissance will merge with and into Acquisition, with Acquisition surviving the merger. At the effective time of the merger, each share of Renaissance common stock (other than shares held by Acquisition and the unaffiliated public stockholders, if any, who properly exercise their dissenters' statutory appraisal rights under the Delaware General Corporation
Law) will be converted into the right to receive $0.01 net to the holder in cash and without interest.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (b) Use of securities acquired. The shares of Renaissance capital stock will be canceled in the merger.

         (c) Plans. It is currently expected that, following the consummation of the merger, the business and operations of Renaissance will be conducted by Acquisition substantially as they are currently being conducted. Acquisition intends to continue to evaluate the business and operations of Renaissance with a view to maximizing its potential, and it will take the actions it deems appropriate under the circumstances and market conditions then existing. Acquisition intends to cause Renaissance to terminate the registration of its shares of common stock under Section 12(g)(4) of the Securities Exchange Act of 1934 following the merger. This would result in the suspension of Renaissance's duty to file reports pursuant to the Securities Exchange Act of 1934. See "Special Factors--Purposes, Alternatives, Reasons and Effects of the Merger--Effects."

         Acquisition does not currently have any commitment or agreement and is not currently negotiating for the sale of any of Renaissance's businesses. Except as otherwise described in this transaction statement, as of the date of this transaction statement, Acquisition has not approved any specific plans or proposals for:

         o any extraordinary transaction, such as a merger, reorganization or liquidation, involving Renaissance or any of its subsidiaries;

         o any purchase, sale or transfer of a material amount of assets of Renaissance or any of its subsidiaries;

         o any material change in the present dividend rate or policy, or indebtedness or capitalization of Renaissance;

         o any change in the present board of directors or management of Renaissance;

         o any other material change in the corporate structure or business of Renaissance; or

         o any extraordinary corporate transaction involving Renaissance after completion of the merger.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         See the section above captioned "Special Factors--Purposes, Alternatives, Reasons and Effects of the Merger."

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         See the section above captioned "Special Factors--Fairness of the Merger."

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         See the section above captioned "Special Factors--Reports, Opinions, Appraisals and Negotiations."

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) Source of funds. The total amount of funds required by Acquisition to pay the merger consideration to the unaffiliated public stockholders of Renaissance, and to pay related fees and expenses, is estimated to be approximately $36,500. Acquisition plans to fund the purchase price through its working capital obtained from capital contributions of the Acquisition stockholders.

         (b) Conditions. There are no conditions to financing arrangements for the merger, and there are no alternative financing arrangements or alternative financing plans.

         (c) Expenses. The paying agent will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the merger, including certain liabilities under U.S. federal securities laws.

         Except as described under Item 11(b), "Interest in Securities of the Subject Company--Securities transactions," and Item 14, "Personal Assets, Retained, Employed, Compensated or Used," Acquisition will not pay any fees or commissions to any broker or dealer in connection with the merger. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Acquisition for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

         The estimated fees and expenses to be incurred by Acquisition in connection with the merger are set forth in the table below:

                           Filing fees               $        11.44
                           Legal                          10,000.00
                           Accounting fees                 5,000.00
                           Consulting fees                10,000.00
                           Paying agent fees               8,500.00
                           Printing costs                  3,000.00
                                    Total            $    36,511.44

         (d) Borrowed funds. Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) Securities ownership. On the effective date of the merger, immediately prior to the merger, Acquisition is expected to be the owner of 4,686,436 shares of Renaissance common stock, representing approximately 95.5% of the outstanding shares of Renaissance common stock. Additionally, on the effective date of the merger, immediately prior to the merger, Acquisition is expected to be the owner of 2,157.5 shares of Renaissance preferred stock, or

100% of the outstanding Renaissance preferred stock. Details regarding the beneficial ownership of Acquisition's common stock is set forth in Schedule I to this transaction statement.

         (b) Securities transactions. Acquisition was formed in August 2003. Prior to the merger, it is anticipated that certain stockholders of Renaissance will transfer all of their shares of common stock, par value $.001 per share, of Renaissance and shares of preferred stock, par value $.001 per share, of Renaissance to Acquisition whereby those stockholders will receive 100% ownership of Acquisition and Acquisition will own over 90% of the outstanding shares of the capital stock of Renaissance.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

         (d), (e) Intent to tender or vote in a going-private transaction; Recommendations of others. To the knowledge of Acquisition, at the time Acquisition approves the merger, no executive officer, director or affiliate of Renaissance will own any shares of Renaissance capital stock, and therefore, except as described under the section captioned "Special Factors - Fairness of the Merger," none of these persons currently intends to tender or sell Renaissance common stock or make a recommendation regarding the transaction.

ITEM 13. FINANCIAL STATEMENTS.

         (a) Financial information.

         The following financial statements have been provided to Acquisition:

Audited Financial Statements:
     Independent Auditor's Report
     Consolidated Balance Sheets as of December 31, 2002
     Consolidated Statements of Operations for the years ended December 31, 2002 and 2001 Consolidated Statements of Cash Flows for the years ended December 31, 2002 and 2001 Consolidated Statement of Shareholders' Deficit for the period from January 2, 2001 through December 31, 2002 Notes to Consolidated Financial Statements

Interim Financial Statements:
     Consolidated Balance Sheets as of March 31, 2003 (unaudited) and December 31, 2002 Consolidated Statement of Operations for the three months ended March 31, 2003 and 2002 (unaudited) Consolidated Statement of Cash Flows for the three months ended March 31, 2003 and 2002 (unaudited) Notes to Consolidated Financial Statements (unaudited)

                          INDEPENDENT AUDITOR'S REPORT

May 1, 2003

To the Board of Directors
Renaissance Acceptance Group, Inc.
Dallas, Texas

We have audited the accompanying consolidated balance sheet of Renaissance Acceptance Group, Inc. as of December 31, 2002, and the related consolidated statements of operations, changes in shareholders' deficit and cash flows for the years ended December 31, 2002 and 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Renaissance Acceptance Group, Inc. as of December 31, 2002 and the results of their operations and cash flows for the years ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has negative working capital at December 31, 2002 and a history of recent operating losses. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 2. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

HEIN + ASSOCIATES LLP

                       RENAISSANCE ACCEPTANCE GROUP, INC.

                           CONSOLIDATED BALANCE SHEET

                                December 31, 2002

                                     ASSETS

     Cash and cash equivalents-unrestricted                                                        $       134,773
     Cash and cash equivalents-restricted                                                                  104,683
     Accounts receivable and prepaid expenses                                                              570,991
     Loans held for sale                                                                                 6,796,386
     Loans held for investment, net of reserves of $37,676                                                 205,839
     Real estate held for sale                                                                             104,962
     Property and equipment, net of accumulated depreciation of $149,895                                   291,843
     Other assets                                                                                           50,581
                                                                                                   ----------------
         Total assets                                                                              $     8,260,058
                                                                                                   ----------------

                                         LIABILITIES AND SHAREHOLDERS' DEFICIT

     Liabilities:
     Warehouse lines of credit                                                                     $     6,634,359
     Accounts payable and accrued liabilities                                                            1,587,663
     Subordinate debt, net of discount                                                                   3,487,957
                                                                                                   ----------------
         Total liabilities                                                                              11,709,979
                                                                                                   ----------------

     Shareholders' deficit:
     Preferred stock, 5,000,000 shares authorized, par value of $0.001:
       Series A: 5,000 shares authorized; redeemable, 8% cumulative, convertible;
         2,157.5 shares issued and outstanding                                                           2,157,500
     Common stock, 95,000,000 shares authorized, par value of $0.001,
         4,956,436 shares issued and 4,906,436 outstanding                                                   4,956
     Additional paid-in capital                                                                            763,629
     Treasury stock, 50,000 shares, at cost                                                                (13,000)
     Accumulated deficit                                                                                (6,363,006)
                                                                                                   ----------------
         Total shareholders' deficit                                                                    (3,449,921)
                                                                                                   ----------------
              Total liabilities and shareholders' deficit                                          $     8,260,058
                                                                                                   ----------------




                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                         FOR THE YEARS ENDED
                                                                                            DECEMBER 31,
                                                                              -------------------------------------
                                                                                   2002                 2001
                                                                              ----------------     ----------------

     NET REVENUES:
     Sales of residential real estate                                         $            -       $     4,925,671
     Cost of residential real estate sold                                                  -            (4,324,802)
     Gain on sales of loans                                                         3,072,775            3,065,484
     AFA education and services fees                                                1,683,367            1,418,877
     Real estate commission                                                         1,048,686              554,950
     Net Revenues-Title Company                                                       453,243              230,743
     Other income                                                                      43,821               20,790
                                                                              ----------------     ----------------
         Total net revenues                                                         6,301,892            5,891,713

     OPERATING EXPENSES:
     Personnel and related expense                                                  4,682,614            5,292,361
     General and administrative                                                     1,837,258            1,992,706
     Advertising Expense                                                              915,083              857,105
     Acquisition Expense                                                                    -              170,000
     Depreciation                                                                     282,240              236,098
                                                                              ----------------     ----------------
         Total operating expenses                                                   7,717,195            8,548,270
                                                                              ----------------     ----------------
     Loss from operations                                                          (1,415,303)          (2,656,557)

     OTHER EXPENSE -
     Interest expense, net of interest income                                        (461,235)            (520,865)
                                                                              ----------------     ----------------
         Net loss                                                             $    (1,876,538)     $    (3,177,422)
                                                                              ================     ================

     Basic and diluted loss per share                                         $          (.38)     $         (.66)
                                                                              ================     ================
     Basic and diluted weighted average shares outstanding                          4,946,000            4,828,000
                                                                              ================     ================



                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                 FOR THE YEARS ENDED
                                                                                                     DECEMBER 31,
                                                                                      --------------------------------------
                                                                                           2002                  2001
                                                                                      ------------------    ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                                                         $    (1,876,538)      $    (3,177,422)
     Adjustments to reconcile net loss to net cash used in operating activities:
       Deprecation expense                                                                    282,240               236,098
       Contribution of services                                                               346,500
                                                                                                    -
       Disposal of assets in corporate relocation                                                   -                71,415
       Amortization of debt discount                                                           11,105                 7,407
       Common stock issued for compensation                                                         -                 9,472
       Preferred stock issued for compensation                                                      -                21,000
     Net changes in assets and liabilities:
       Accounts receivable, prepaid expenses and other assets                                  30,961              (557,097)
       Loans held for sale and warehouse lines payable, net                                   (33,942)              425,610
       Contracts for deed held for sale                                                             -               246,149
       Real estate held for sale                                                              233,095             1,036,632
       Accounts payable and accrued liabilities                                               334,875               645,637
       Deferred gain                                                                                -              (150,498)
                                                                                      -----------------      ---------------
           Net cash used in operating activities                                             (671,704)           (1,185,597)

CASH FLOWS FROM INVESTING ACTIVITIES:
     Change in restricted cash                                                                 87,462              (132,145)
     Purchase of property and equipment                                                             -              (431,920)
     Cash paid for ULP acquisition net of cash acquired                                             -               (50,000)
     Loans held for investment, net of principal collections                                  327,519                67,624
                                                                                      -----------------      ---------------
           Net cash provided by (used in) investing activities                                414,981              (546,441)

CASH FLOWS FROM FINANCING ACTIVITIES:
     Issuance of preferred shares                                                                   -             1,636,500
     Acquisition of treasury shares                                                           (13,000)                    -
                                                                                      -----------------      ---------------
           Net cash provided by (used in) financing activities                                (13,000)            1,636,500
                                                                                      -----------------      ---------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                                                      (269,723)              (95,538)

CASH AND CASH EQUIVALENTS, beginning of year                                                  404,496               500,034
                                                                                      -----------------      ---------------
CASH AND CASH EQUIVALENTS, end of year                                                $       134,773       $       404,496
                                                                                      =================      ===============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
     Interest Paid, including warehouse lines of credit                               $       628,040       $     1,592,308
                                                                                      =================      ===============
NONCASH INVESTING AND FINANCING transactions:
     Conversion of subordinated debt to preferred stock                               $             -      $       500,000
     Common Stock issued in reverse merger acquisition                                $             -      $           295
     Warehouse line settled for contracts for deed and mortgage loans                 $             -      $     1,100,000
     Property and equipment acquired for note payable                                                       $
                                                                                      $        82,306       -


                       RENAISSANCE ACCEPTANCE GROUP, INC.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' DEFICIT
          FOR THE PERIOD FROM JANUARY 1, 2001 THROUGH DECEMBER 31, 2002





                                            PREFERRED STOCK                     COMMON STOCK              ADDITIONAL
                                    ----------------------------    --------------------------------       PAID-IN
                                      SHARES          AMOUNT            SHARES            AMOUNT           CAPITAL
                                    ------------    ------------    ----------------    ------------    ---------------
Balance at January 1, 2000                      -   $         -         4,575,000       $    4,575      $     408,038

Issuance of preferred shares
  for cash                               1,636.50    1,636,500                                    -                  -

Issuance of preferred shares
  in conversion of subordinated
  debt                                     500.00      500,000                  -                 -                  -

Issuance of preferred shares
  for services                              21.00       21,000                  -                 -                  -

Issuance of common stock to
  employees                                     -            -            130,000              130              9,342

Cardiac merger                                  -            -            295,000              295               (295)

Net loss                                        -            -                  -                 -                 -
                                    ------------    ------------    ----------------    ------------    ---------------

Balance at December 31, 2001             2,157.50    2,157,500          5,000,000            5,000            417,085

Shares redeemed                                 -            -            (43,564)             (44)                44

Treasury stock acquired                         -            -                  -                 -                 -

Services contributed                            -            -                  -                 -           346,500

Net loss                                        -            -                  -                 -                 -
                                    ------------    ------------    ----------------    ------------    ---------------
Balance at December 31, 2002             2,157.50   $2,157,500          4,956,436       $    4,956      $     763,629
                                    ============    ============    ================    ============    ===============



TABLE CONTINUED......


                                         TREASURY STOCK                                   TOTAL
                                    ------------------------      ACCUMULATED         SHAREHOLDERS'
                                    SHARES       AMOUNT               DEFICIT            DEFICIT
                                    ---------    -----------     ---------------     ----------------

Balance at January 1, 2000                 -     $    -          $  (1,309,046)      $    (896,433)


Issuance of preferred shares
  for cash                                 -           -                     -           1,636,500

Issuance of preferred shares
  in conversion of subordinated
  debt                                     -           -                     -             500,000

Issuance of preferred shares
  for services                             -           -                     -              21,000

Issuance of common stock to
  employees                                -           -                     -               9,472

Cardiac merger                             -           -                     -                   -

Net loss                                   -           -            (3,177,422)         (3,177,422)
                                    ---------    -----------     ---------------     ----------------

Balance at December 31, 2001               -           -            (4,486,468)         (1,906,883)

Shares redeemed                            -           -                     -                   -

Treasury stock acquired               50,000      (13,000)                   -             (13,000)

Services contributed                       -           -                     -             346,500

Net loss                                   -           -            (1,876,538)         (1,876,538)
                                    ---------    -----------     ---------------     ----------------
Balance at December 31, 2002          50,000     $(13,000)       $  (6,363,006)      $  (3,449,921)


See accompanying notes to these consolidated financial statements.

                       RENAISSANCE ACCEPTANCE GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization and Principles of Consolidation
     Renaissance Acceptance Group, Inc. (the "Company") operates in the real estate and mortgage banking industries through its subsidiaries, Remodelers Holdings, Inc. ("RHI"), Remodelers Acceptance Corporation ("RAC"), United Lending Partners, LP ("ULP"), Texas Real Estate Systems, LLC ("TRES") and Renaissance Title, LLC ("RT"). RAC was incorporated in Nevada in October 1998 and began operations in the real estate business in the first quarter of 2000. RAC acquired a 99% limited partnership ownership interest in ULP; a Texas limited partnership engaged in the mortgage business, in December 2000.

     In April 2001 the shareholders of RAC (in a stock exchange transaction) exchanged their 100% ownership interest in RAC for 100% of the ownership interest in the newly formed RHI (a wholly-owned subsidiary of the Company). As a result of this stock exchange, RHI became the 100% owner of RAC. On April 30, 2001, RHI became the 99% limited partner of ULP as a result of an upstream dividend from RAC of the 99% limited partnership interest owned by RAC. The accompanying financial statements are presented as if RHI had existed as the holding company of RAC for all periods presented.

     Pursuant to an Agreement and Plan of Merger, dated as of July 2, 2001, by and among Cardiac Control Systems, Inc., RHI, Nineteenth Acquisition Sub, Inc. and Kersey, Scillia, Forster and Brooks, Inc. (the "Agreement"), approximately 94.6 percent of the Company's common stock shares were issued to the stockholders of RHI in connection with the reverse merger of Nineteenth Acquisition Sub, Inc. ("Nineteenth"), a wholly-owned subsidiary of the registrant created to effect the merger, with and into RHI (the "Merger").

     In accordance with the terms of the Merger, $170,000 in cash was paid by RHI and 250,000 shares of the registrant's common stock were issued to the liquidating trust and to certain of its creditors and stockholders. In addition, 20,000 shares of the registrant's common stock were issued to the liquidating trust to be sold and applied to RHI's administrative costs and fees related to the Merger. The remaining 4,730,000 initial shares of the Company's common stock were issued to the holders of common stock of RHI on a pro rata basis according to their ownership of the common stock of RHI.

     Following the Plan confirmation and Merger, the Company became a holding company and RHI became its wholly owned subsidiary. The Company is authorized to issue 95,000,000 shares of its common stock, par value $0.001 per share, of which 4,956,436 shares are outstanding. Additionally, the Company is authorized to issue 5,000,000 shares of its preferred stock, par value $0.001 per share, of which 2,157.5 shares of Series A Convertible Preferred Stock are outstanding. The former stockholders of RHI currently own 4,730,000 shares of the Company's outstanding common stock (approximately 95.4 percent) and all of the Company's outstanding preferred stock.

     The Company operates in the mortgage banking business through its subsidiary ULP. ULP originates loans from various sources and then sells these loans to third party institutional investors utilizing conforming, non-conforming, and U.S. government agency lending programs.

     The Company also operates in the real estate business through TRES and RT, and through RAC, as Assistance for America "AFA". AFA is designed primarily to help renters become homeowners by facilitating financing and down payment assistance. AFA earns fees associated with their customer's purchase of a home. Prior to the AFA program, the Company bought and sold single-family real estate. AFA was created as a solution to the increasing capital needs associated with the purchase of real estate.

     For financial reporting purposes, the ULP acquisition is considered to have occurred on December 31, 2000. All significant intercompany accounts and transactions have been eliminated in consolidation.

                       RENAISSANCE ACCEPTANCE GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Cash Equivalents
     For purposes of reporting cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. The Company is the custodian of cash deposited by customers with specific instructions as to its disbursement from active escrow and trust accounts. The balances in these accounts have been included in restricted cash.

     Loans Held for Sale
     Loans held for sale are carried at the lower of cost or market value determined on the aggregate basis. Gains and losses on the sale of loans are recognized at settlement date. Loan origination related points and fees are deferred and recognized at time of loan sale.

     Loans Held for Investment
     Loans held for investment consists of second mortgages, consumer loans and other notes receivable that are held for investment purposes. Interest income on such loans is recognized on the accrual basis.

     Real Estate Held for Sale
     Real estate held for sale consists of residences that are carried at cost, which is less than fair value as measured in accordance with Statement of Financial Accounting Standard ("SFAS") 144, Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets.

     Property and Equipment
     Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization is provided for primarily utilizing the straight-line method over the estimated useful lives of the assets, which ranges from two to seven years. Gains and losses resulting from sales and dispositions are included in current operations. Maintenance and repairs are charged to operations as incurred.

     Revenue Recognition on Real Estate Sales
     Gains on sales of real estate are recognized when all conditions precedent to closing have been fulfilled and title has passed to the buyer. Real estate sales that do not meet the sales criteria of SFAS 66, Accounting for Sales of Real Estate, are accounted for under the installment method, whereby gains are deferred and recognized proportionately as principal payments are received.

     Income Taxes
     Income taxes are accounted for under the liability method, which requires recognition of deferred tax assets and liabilities to reflect the future tax consequences attributable to: a) timing differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis, and b) operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which timing differences are expected to be recovered or settled.

     Advertising Costs
     Advertising costs, including the costs of direct response mailings, are expensed as incurred. Total advertising expense was approximately $915,000 in 2002 and $857,000 in 2001.

     Use of Estimates
     The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

     Reclassifications
     Certain amounts have been reclassified to conform to the current period presentation.

                       RENAISSANCE ACCEPTANCE GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     Earnings Per Share
     Basic EPS is calculated by dividing the income or loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if common stock equivalents (securities or other contracts to issue common stock) were exercised or converted into common stock. Common stock equivalents are excluded from the computation if such inclusion would have an anti-dilutive effect. There were no dilutive common stock equivalents at December 31, 2002 or 2001.

     New Accounting Pronouncements
     In July 2002, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by SFAS 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 is not expected to have a material effect on the Company's financial position or results of its operations.

     In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based compensation - Transition and Disclosure - an amendment of FASB Statement 123" (SFAS 123). For entities that change their accounting for stock-based compensation from the intrinsic method to the fair value method under SFAS 123, the fair value method is to be applied prospectively to those awards granted after the beginning of the period of adoption (the prospective method). The amendment permits two additional transition methods for adoption of the fair value method. In addition to the prospective method, the entity can choose to either (i) restate all periods presented (retroactive restatement method) or (ii) recognize compensation cost from the beginning of the fiscal year of adoption as if the fair value method had been used to account for awards (modified prospective method). For fiscal years beginning December 15, 2003, the prospective method will no longer be allowed. The Company currently accounts for its stock-based compensation using the intrinsic value method as proscribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and plans on continuing using this method to account for stock options , therefore, it does not intend to adopt the transition requirements as specified in SFAS 148. The new disclosure requirements of SFAS 148 are in effect as of December 31, 2002, but are not currently applicable to the Company.

     In 2003, the FASB issued Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective for contracts entered into or modified after June 30, 2003, with some exceptions, and should be applied prospectively. The Company does not believe the adoption of FAS 149 will have a material effect on its financial position, results of operations or cash flow.

     Also in 2003, the FASB issued Statement No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement also addresses questions about the classification of certain financial instruments that embody obligations to issue equity shares. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. The Company does not believe the adoption of FAS 150 will have a material effect on its financial position, results of operations or cash flow.

                       RENAISSANCE ACCEPTANCE GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



2.   GOING CONCERN

     The Company has negative working capital at December 31, 2002 and has a recent history of operating losses and appears to be unable to repay debt due in 2003. These factors raise substantial doubt concerning the Company's ability to remain a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management is aware of this situation and is taking steps to address the issues noted above, which include efforts to seek extensions on its debt and other cost reduction efforts. Management can provide no assurances regarding the ultimate success of these efforts.

3.   PROPERTY AND EQUIPMENT, NET

     Property and equipment consists of the following at December 31, 2002:

                Office furniture and equipment               $     441,739
                Less: accumulated depreciation                    (149,895)
                                                             --------------
                                                             $     291,843
                                                             ==============

     Depreciation expense of $282,240 and $236,098 was recognized for the year ended December 31, 2002 and 2001, respectively.

4.   WAREHOUSE LINES OF CREDIT

     As of December 31, 2002, outstanding warehouse lines and notes payable were as follows:

                Regions Bank                                 $     6,392,427
                Monitex Financial Services                           241,932
                                                             ----------------
                                                             $     6,634,359
                                                             ================

     ULP has a $20,000,000 revolving warehouse facility with Regions Bank ("Regions"), whereby loans are financed for a maximum of 120 days with pre-approved investor take-out commitments. Amounts are advanced under the facility at 100% of the "net loan value" (as defined) which approximates the related loan amount. Borrowings bear interest at LIBOR plus 2.75% and are collateralized by the related loans. Certain members of management and shareholders of the Company guarantee the facility.

     The Regions facility contains debt covenants that require ULP to maintain a ratio of current assets to current liabilities of not less than 1.05 to 1, a ratio of total liabilities to tangible net worth of no greater than 10 to 1 and tangible net worth of at least $250,000. At December 31, 2002, ULP was in compliance with these covenants.

     ULP also has a $1,000,000 revolving warehouse facility with Monitex Financial Service ("Monitex") whereby loans are financed for a maximum of 60 days with pre-approved investor take-out commitments. Financing is at 100% of the note amount and is collateralized by the related notes. Monitex is guaranteed a yield of 10.5% per annum.

                       RENAISSANCE ACCEPTANCE GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


5.   SUBORDINATED DEBT

     Subordinated debt at December 31, 2002 consists of the following:

         10% Senior Subordinated Debt with a trust. Interest
         is payable quarterly and principal is due at
         maturity on September 30, 2003. This debt is
         collateralized by a blanket security interest in
         substantially all of the Company's assets but is
         subordinate to the credit facilities described in
         Note 4 above. The carrying amount is net of
         unamortized issuance discounts of $12,043.                  $ 1,737,957

         15% Junior Subordinated Debt payable to a trust
         affiliated with a significant Company shareholder.
         Interest payments are due monthly with principal
         due at maturity on September 30, 2003. This note is
         collateralized by real estate and consumer
         obligations, and is subordinate to the Senior
         Subordinated Debt and to the warehouse lines
         described in Note 4. This Junior Subordinated Debt
         ranks pari passu to the Preferred Stock (Note 7).             1,750,000
                                                                    ------------
                                                                     $ 3,487,957
                                                                    ============

     In connection with the April 28, 2001 Private Placement of Series A Convertible Preferred Stock, each of the above debt holders ultimately converted $250,000 of their respective debt, to the Company's Preferred Stock.

6.   INCOME TAXES

     There was no provision for income taxes for the year ended December 31, 2002 due to the net loss incurred for the year. The Company had no material deferred tax liabilities at December 31, 2002. The Company had deferred tax assets at December 31, 2002 as follows:

         Deferred tax asset resulting from accrual to cash
         adjustment for tax                                       $      60,000

         Deferred tax asset resulting from net operating
         loss                                                         2,160,000

         Valuation allowance                                         (2,220,000)
                                                                  --------------
                                                                  $         -
                                                                  ==============

     At December 31, 2002 the Company's net operating loss carryforward for federal income tax purposes was approximately $6,000,000, which will begin expiring (if unused) in 2020.

7.   SHAREHOLDERS' EQUITY

     Pursuant to a private placement memorandum dated April 28, 2001, RHI issued 2,136.5 shares of its non-voting, cumulative Series A Convertible Preferred Stock, par value $0.01 per share, (RHI Preferred) at a purchase price of $1,000 per share. At the time of the Merger (Note 1), the Company exchanged its newly issued shares of its non-voting, cumulative Series A Convertible Preferred Stock, for all of the outstanding shares of the RHI Preferred. The Series A Convertible Preferred Stock issued by the Company has rights, privileges and preferences comparable to the RHI Preferred. Summaries of significant terms are as follows:

         o Cumulative dividends accruing at 8% for the first three years, increasing thereafter
         o        Dividend not payable upon conversion
         o        Conversion features beginning in August 2002
         o        Certain registration rights
         o        Minimum redemption values
         o        Liquidation rights pari passu with the Junior Subordinate debt
                  (Note 5)
         o Undeclared and unpaid preferred dividends at December 31, 2002 were approximately $275,000

                       RENAISSANCE ACCEPTANCE GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     During 2001, the Company issued warrants to purchase approximately 48,000 shares of its common stock at an exercise price of $1.63 per share. The warrants are currently exercisable and expire on December 27, 2005.

8.   RELATED PARTY TRANSACTIONS

     The Company has demand notes and other payables to trusts and companies associated with one of its executives totaling $499,596 and $113,000 at December 31, 2002 and 2001, respectively. These amounts bear interest at 15% and are collateralized by specific assets of the Company. The Company also had $402,000 due to related parties included in accounts payable at December 31, 2002.

     During 2001, the Company borrowed and repaid an aggregate of $290,000 from a significant shareholder.

     During 2001, the Company also paid off an existing $1,100,000 note payable by exchanging certain contracts for deed owned by the Company. The noteholder is affiliated with a significant Company shareholder.

     As stated in Note 5, during 2001, the trust owning the Junior Subordinated Debt converted $250,000 of its debt to the Series A Convertible Preferred Stock. In addition to this conversion, certain directors purchased approximately $423,000 of the Series A Convertible Preferred Stock.

9.   COMMITMENTS GAIN ON SALES OF LOANS

     Sales of loans were as follows:

                                                                         2002                    2001
                                                                  --------------------    --------------------

           Sales proceeds, fees and interest earned               $      106,508,322      $      186,977,832
           Cost of sales, including interest expense on the
            warehouse lines of credit                                    103,435,547             183,912,348
                                                                  --------------------    --------------------
                                                                  $        3,072,775      $        3,065,484
                                                                  ====================    ====================


10.  COMMITMENTS

     Escrow Account
     The Company, through its Renaissance Title subsidiary, maintains an escrow account in accordance with Title 9 of the Texas Insurance Code which is used to receive and disburse buyers and sellers funds in connection with real estate transactions. At December 31, 2002 and 2001, the Company held $886,000 and $1,705,000, respectively, of such funds in its escrow account. These balances are not included in the Company's financial statements.

     Operating Leases
     The Company has several operating leases for office space and equipment that call for basic rental payments approximating $44,000. Rent expense of $503,022 was recognized for the year ended December 31, 2002.

     Minimum future lease payments, by year, at December 31, 2002 were as follows:

                   Year              Amount
              --------------    ------------------
                   2003         $     274,727
                   2004                18,531
                                ------------------
                                $     293,258
                                ==================

                       RENAISSANCE ACCEPTANCE GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     The Company began subleasing certain office space during May 2001 and received sublease rental income of $74,224 through year-end. The terms of the sublease are identical to the original lease. Total future minimum rentals of $92,655 are to be received under the sublease through the lease expiration in March 2004.

11.  CONTINGENCIES

     Litigation
     The Company and certain subsidiaries are defendants in various legal proceedings involving matters generally incidental to their business. Although it is difficult to predict the ultimate outcome of these proceedings, management believes, based on discussions with counsel, that any ultimate liability will not materially affect the consolidated financial position or results of operations of the Company and its subsidiaries.

     Going Private
     The Company understands that certain shareholders intend to take steps to take the Company private during 2003. Total costs and benefits to the Company and individual shareholders are not yet known.

12.  CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

     The Company and specifically ULP does not have a significant concentration of mortgage loans outstanding at December 31, 2002 to any one borrower; however, ninety-five percent (95%) of the amount of loans held for sale are pledged to be sold to three investors. The mortgage loans outstanding are collateralized by real estate that has been appraised to have a fair market value equal to or exceeding the related mortgage loan. ULP primarily originates mortgage loans in the state of Texas.

13.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair values for financial instruments under SFAS No. 107, Disclosures about Fair Value of Financial Instruments, are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the Company's financial instruments, consisting of cash and equivalents, mortgage loans held for sale, accounts and notes payable, as measured on December 31, 2002 approximate carrying value due to the short-term nature of these instruments. The Company is unable to estimate the fair value of its subordinated debt due to the lack of a market for comparable instruments.

                       RENAISSANCE ACCEPTANCE GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


14.  BUSINESS SEGMENT INFORMATION

     The Company operates in two segments: real estate (including Title Agent operations) and mortgage banking. Segment operations are measured consistent with the accounting policies used in these consolidated financial statements. The following provides information on the Company's segments for 2002 and 2001:



                                                    Real                      Mortgage
                                                   Estate                      Banking                Total
                                               ---------------            --------------        ------------------

2002:

Revenues from external customers               $    3,185,296             $   3,116,596         $       6,301,892

Gross profit                                        3,185,296                 3,116,596                 6,301,892

Income(loss) from operations                      (1,464,565)                    49,262               (1,415,303)

Identifiable assets                                   238,090                 8,021,968                 8,260,058
2001:

Revenues from external customers               $    7,151,031             $   3,065,484         $      10,216,515

Gross profit                                        2,826,229                 3,065,484                 5,891,713

Income(loss) from operations                      (3,438,461)                   261,039               (3,177,422)

Identifiable assets                                   943,000                14,412,000                15,355,000
                                                          ************************



                                             Renaissance Acceptance Group, Inc.

                                              Consolidated Balance Sheets

                                                                                 March 31, 2003      December 31, 2002
                                                                                 --------------      -----------------
                                                                                  (unaudited)
     Assets

     Cash and cash equivalent-unrestricted                                       $   143,469                 $   134,773
     Cash and cash equivalent-restricted                                             137,468                     104,683
     Accounts receivable and prepaid expenses                                        463,984                     570,991
     Loans held for sale                                                          10,609,581                   6,796,386
     Loans held for investment, net of reserves of $37,676 and $37,676               187,293                     205,839
     Real estate held for sale                                                       191,987                     104,962
     Property and equipment, net of accumulated
        depreciation of $197,013 and $149,895                                        263,142                     291,843
     Other assets                                                                      9,188                      50,581
                                                                             ----------------        --------------------
              Total assets                                                       $12,006,112                 $ 8,260,058
                                                                             ================        ====================

     Liabilities and Shareholders' Deficit

     Warehouse lines of credit                                                   $10,627,501                 $ 6,634,359
     Accounts payable and accrued liabilities                                      1,160,204                   1,587,663
     Subordinate debt, net of discounts                                            3,490,733                   3,487,957
                                                                             ----------------        --------------------
              Total liabilities                                                   15,278,438                  11,709,979

     Preferred stock, 5,000,000 shares authorized, par value of $0.001:            2,157,500                   2,157,500
        Series A: 5,000 shares authorized; redeemable, 8% cumulative, convertible; 2,157.5 shares issued and outstanding
     Common stock, 95,000,000 shares authorized, par value of $0.001,
       4,956,436 shares issued and 4,906,436                                           4,956                       4,956
     outstanding
     Additional paid-in capital                                                      763,629                     763,629
     Treasury stock, 50,000 shares, at cost                                         (13,000)                    (13,000)
     Accumulated deficit                                                         (6,185,411)                 (6,363,006)
                                                                             ----------------        --------------------
              Total Shareholders' deficit                                        (3,272,326)                 (3,449,921)
                                                                             ----------------        --------------------
              Total Liabilities and shareholders' deficit                        $12,006,112                 $ 8,260,058
                                                                             ================      ======================


        See accompanying notes to these consolidated financial statements


                                         Renaissance Acceptance Group, Inc.

                                  Consolidated Statement of Operations (unaudited)

                                                                                   For the Three Months Ended
                                                                                            March 31,
                                                                                  ---------------------------
                                                                                  2003                   2002
                                                                                  ----                   ----


     Net Revenues:

     Gain on sale of loans                                                       $ 1,432,391            $    753,530
     AFA education and services fees                                                  74,152                 673,206
     Real estate commission                                                          153,634                 255,443
     Net revenues-Title Company                                                      194,867                  86,526
     Other income                                                                       -                    136,652
                                                                                -------------          --------------
              Total net revenues                                                   1,855,044               1,905,357

     Operating Expenses:

     Personnel and related expenses                                                1,046,455               1,433,430
     General and administrative                                                      354,079                 613,248
     Advertising expense                                                             108,082                 335,520
     Depreciation and amortization                                                    47,118                  65,143
                                                                                -------------          --------------
              Total operating expenses                                             1,555,734               2,447,341

     Gain (loss) from operations                                                     299,310               (541,984)

     Other Expenses

     Interests expense, net of interest income                                     (121,715)               (115,244)

     Net income (loss)                                                              $177,595             $ (657,228)
                                                                             ================      ==================

     Basic and diluted weighted average shares outstanding                         $    0.04               $  (0.13)
                                                                             ================      ==================
     Basic and diluted earnings (loss) per share                                   4,856,436               5,000,000
                                                                             ================      ==================


        See accompanying notes to these consolidated financial statements


                                        Renaissance Acceptance Group, Inc.

                                 Consolidated Statement of Cash Flows (unaudited)

                                                                                   For the Three Months Ended
                                                                                           March 31,
                                                                                   ---------------------------
                                                                                    2003                 2002
                                                                                    ----                 ----

     Cash Flows from Operating Activities:

     Net income (loss)                                                            $  177,595           $  (657,228)
     Adjustments to reconcile net income (loss) to net cash provided                  47,118                 65,143
     (used) in operating activities: Depreciation expense
     Amortization of subordinated debt discount
                                                                                                                925
     Net changes in assets and liabilities:
        Accounts receivable, prepaid expenses and other assets                       148,400                391,969
        Loans held for sale and warehouse lines payable, net                         179,948               (67,467)
        Real estate held for sale                                                   (87,025)                 26,005
        Accounts payable and accrued liabilities                                   (427,459)                 39,606
                                                                                  -----------          -------------
     Net cash provided (used) in operating activities                                 38,577              (201,047)

     Cash Flows from Investing Activities:

     Increase in restricted cash                                                    (32,785)               (52,173)
     Purchase of property and equipment                                             (18,418)                (1,711)
     Loans held for investment                                                       18,546                123,732
                                                                                  -----------          -------------
     Net cash provided (used) in investing activities                               (32,657)                 69,848

     Cash Flows from Financing Activities:

              Subordinated debt                                                        2,776                    -
                                                                                  -----------          -------------
              Net cash provided from financing activities                              2,776                    -

     Net Change in Cash and Cash Equivalents                                           8,696              (131,199)

     Cash and Cash Equivalents, beginning of period                                  134,773                404,496
                                                                                  -----------          -------------
     Cash and Cash Equivalents, end of period                                      $ 143,469              $ 273,297

     Supplemental Disclosures of Cash Flow Information:
        Interest paid, including warehouse lines of credit                         $ 185,560              $ 255,117



        See accompanying notes to these consolidated financial statements

                       RENAISSANCE ACCEPTANCE GROUP, INC.

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.   NATURE OF BUSINESS, ORGANIZATION AND BASIS OF PREPARATION AND PRESENTATION

     Organization and Principles of Consolidation
     Renaissance Acceptance Group, Inc. (the "Company") operates in the real estate and mortgage banking industries through its subsidiaries, Remodelers Holdings, Inc. ("RHI"), Remodelers Acceptance Corporation ("RAC"), United Lending Partners, LP ("ULP"), Texas Real Estate Systems, LLC ("TRES") and Renaissance Title, LLC ("RT"). RAC was incorporated in Nevada in October 1998 and began operations in the real estate business in the first quarter of 2000. RAC acquired a 99% limited partnership ownership interest in ULP; a Texas limited partnership engaged in the mortgage business, in December 2000.

     In April 2001 the shareholders of RAC (in a stock exchange transaction) exchanged their 100% ownership interest in RAC for 100% of the ownership interest in the newly formed RHI (a wholly-owned subsidiary of the Company). As a result of this stock exchange, RHI became the 100% owner of RAC. On April 30, 2001, RHI became the 99% limited partner of ULP as a result of an upstream dividend from RAC of the 99% limited partnership interest owned by RAC. The accompanying financial statements are presented as if RHI had existed as the holding company of RAC for all periods presented.

     Pursuant to an Agreement and Plan of Merger, dated as of July 2, 2001, by and among Cardiac Control Systems, Inc., RHI, Nineteenth Acquisition Sub, Inc. and Kersey, Scillia, Forster and Brooks, Inc. (the "Agreement"), approximately 94.6 percent of the Company's common stock shares were issued to the stockholders of RHI in connection with the reverse merger of Nineteenth Acquisition Sub, Inc. ("Nineteenth"), a wholly-owned subsidiary of the registrant created to effect the merger, with and into RHI (the "Merger").

     In accordance with the terms of the Merger, $170,000 in cash was paid by RHI and 250,000 shares of the registrant's common stock were issued to the liquidating trust and to certain of its creditors and stockholders. In addition, 20,000 shares of the registrant's common stock were issued to the liquidating trust to be sold and applied to RHI's administrative costs and fees related to the Merger. The remaining 4,730,000 initial shares of the Company's common stock were issued to the holders of common stock of RHI on a pro rata basis according to their ownership of the common stock of RHI.

     Following the Plan confirmation and Merger, the Company became a holding company and RHI became its wholly owned subsidiary. The Company is authorized to issue 95,000,000 shares of its common stock, par value $0.001 per share, of which 4,956,436 shares are outstanding. Additionally, the Company is authorized to issue 5,000,000 shares of its preferred stock, par value $0.001 per share, of which 2,157.5 shares of Series A Convertible Preferred Stock are outstanding. The former stockholders of RHI currently own 4,730,000 shares of the Company's outstanding common stock (approximately 95.4 percent) and all of the Company's outstanding preferred stock.

     The Company operates in the mortgage banking business through its subsidiary ULP. ULP originates loans from various sources and then sells these loans to third party institutional investors utilizing conforming, non-conforming, and U.S. government agency lending programs.

     The Company also operates in the real estate business through TRES and RT, and through RAC, as Assistance for America "AFA". AFA is designed primarily to help renters become homeowners by facilitating financing and down payment assistance. AFA earns fees associated with their customer's purchase of a home. Prior to the AFA program, the Company bought and sold single-family real estate. AFA was created as a solution to the increasing capital needs associated with the purchase of real estate.

     For financial reporting purposes, the ULP acquisition is considered to have occurred on December 31, 2000. All significant intercompany accounts and transactions have been eliminated in consolidation.

                       RENAISSANCE ACCEPTANCE GROUP, INC.

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

2.   UNAUDITED INFORMATION

     The March 31, 2002 and 2003 consolidated financial statements have been prepared by the Company without an audit. According to the rules and regulations of the Securities and Exchange Commission, certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. However, in the opinion of management, all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the Company's financial position and results of operations for the periods presented have been made. The results of operations for the three month periods ended March 31, 2002 and 2003 are not necessarily indicative of those that will be obtained for the entire fiscal year.

3.   BUSINESS SEGMENT INFORMATION

     The Company operates in two segments: real estate (including Title Agent operations) and mortgage banking. Segment operations are measured consistent with the accounting policies used in these consolidated financial statements. The following provides information on the Company's segments for the quarter ended March 31, 2003 and 2002:


                                                                              Mortgage
Quarter ended March 31, 2002:                       Real Estate               Banking                 Total
                                               ----------------------     -----------------     -------------------
Revenues from external customers               $    1,151,827             $    733,530          $    1,905,357
Gross profit                                        1,151,827                  753,530               1,905,357
Income(loss) from operations                        (493,886)                  (163,342)             (657,228)
Identifiable assets                                 760,914                    7,866,614             8,627,528


                                                                              Mortgage
Quarter ended March 31, 2003:                       Real Estate               Banking                 Total
                                               ----------------------     -----------------     -------------------
Revenues from external customers               $    422,653               $    1,432,391        $    1,855,044
Gross profit                                        422,653                    1,432,391             1,855,044
Income(loss) from operations                        (1,240)                    178,835               177,595
Identifiable assets                                 138,993                    11,867,119            12,006,112

                                                       ************************


         (b) Pro forma information. Not applicable.

         (c) Summary information. Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or recommendations. In March 2002, Renaissance entered into a letter agreement with Kersey, Scillia, Forster & Brooks, Inc., the pre-reorganization financial advisor to Cardiac Control Systems, Inc. (predecessor to Renaissance), whereby Kersey, Scillia, Forster & Brooks, Inc. would assist Renaissance with respect to a potential going private transaction, in dealings with its stockholders, the creditors of the estate of Cardiac Control Systems, Inc., the bankruptcy court and other governmental entities in connection with finalizing the bankruptcy case described in Item 5 under the heading "Past Contacts, Transactions, Negotiations and Agreements--Significant corporate events; Negotiations or contracts." Based on its review of the letter agreement, Acquisition believes Kersey, Scillia, Forster & Brooks, Inc. is in material breach of its obligations under the letter agreement. The final decree was issued by the bankruptcy court on February 25, 2002.

Except as described above, there are no persons or classes of persons who are directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the merger.

(b) Employees and corporate assets. Except as described in Item 14(a) under the heading "--Solicitations or recommendations," no employees or corporate assets of Renaissance will be used by Acquisition in connection with the merger.

ITEM 15. ADDITIONAL INFORMATION.

         None.

ITEM 16. EXHIBITS.

         (a) Letter from Acquisition*

         (d) Exchange Agreement*

         (f) Delaware General Corporation Law Section 262

_____________
*  to be filed by amendment

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:       August 14, 2003                Renaissance Acquisition Corporation


                                            By: /s/ Frederick G. Johansen
                                               ---------------------------------
                                               Frederick G. Johansen
                                               President and Chief Executive
                                               Officer

                                  EXHIBIT INDEX

Exhibit
Number        Description
-------       -----------

(a)           Letter from Acquisition*

(d)           Exchange Agreement*

(f)           Delaware General Corporation Law Section 262

_____________
*  to be filed by amendment

                                   SCHEDULE I

     MEMBERS OF THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF Acquisition

         Directors and Executive Officers. The name, business address, position with Acquisition, present principal occupation or employment and five-year employment history of the directors and executive officers of Acquisition, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted, are set forth below. Except as otherwise indicated, each occupation set forth refers to Acquisition. Each of the directors and executive officers of Acquisition is a United States citizen. To the knowledge of the Filing Persons, no director or executive officer of Acquisition has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and no director or executive officer of Acquisition has been a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

         The principal business address for each executive officer and director is 5100 N. O'Connor Blvd. 4th Floor, Irving, Texas 75039.

                                           Position with           Principal Occupation or Employment and
                Name                        Acquisition                 Five-Year Employment History
                ----                       --------------          --------------------------------------

Daniel T. Phillips                    Director                  Mr. Phillips was previously Chairman of the
                                                                Board of Directors of Remodelers Holdings,
                                                                Inc., where he served since its inception.
                                                                He also has served as a consultant to RAC
                                                                since January 2000.  Mr. Phillips has
                                                                served as Manager of Capital Lending
                                                                Strategies, LLC since February 2003 and as
                                                                a consultant from August 2001 until
                                                                February 2003.  Mr. Phillips has served as
                                                                the Chairman of the Board of FirstPlus
                                                                Financial Group, Inc. ("FP") since 1996 and
                                                                since 1994, has been the Chief Executive
                                                                Officer of FP.  During this time, Mr.
                                                                Phillips also was Chairman of the Board and
                                                                Chief Executive Officer of First Plus
                                                                Financial Inc. ("FP Inc."), the wholly
                                                                owned operating subsidiary of FP.  In March
                                                                of 1999, FP Inc. filed a voluntary petition
                                                                for bankruptcy under Chapter 11 of the
                                                                United States Bankruptcy Code.

Fredrick G. Johansen                  President, Chief          Mr. Johansen served as Senior Vice
                                      Executive Officer and     President for First of America Bank in
                                      Director                  Kalamazoo, Michigan from 1992 to 1995 and
                                                                then accepted a position with BankAtlantic
                                                                in Clearwater, Florida from 1995 to 1999
                                                                and was responsible for secondary
                                                                marketing, venture capital and agency
                                                                compliance.  In 2000, Mr. Johansen was an
                                                                Executive Sales Vice President for Active
                                                                International in Pearl River, New York,
                                                                presenting and establishing asset recovery
                                                                programs to Fortune 500 companies. Starting
                                                                in November of 2001, Mr. Johansen joined ULP in
                                                                November 2001 and has served as President of
                                                                ULP since January 2001 and as President and
                                                                Chief Executive Officer of Renaissance since
                                                                May 2003.






Timothy W. Foster                     Vice President,           Mr. Foster has served as Vice President,
                                      Secretary and Treasurer   Secretary and Treasurer of ULP since May,
                                                                2003. Mr. Foster was a staff
                                                                accountant with Accountemps from
                                                                January, 2003 to April, 2003 and
                                                                served as a senior auditor for the Office
                                                                of the Inspector General of the
                                                                U.S. Department of Agriculture from
                                                                May, 1998 to January, 2002.


         Stock Ownership. The following table shows, with respect to each person or entity listed in this Schedule I known to Acquisition to be the beneficial owner of shares the Renaissance common stock, as of [date], 2003, (i) the number of shares of common stock so owned and (ii) the percentage of all shares outstanding represented by such ownership (based upon the number of shares and warrants outstanding as of [date], 2003).

         Acquisition is a newly organized Delaware corporation. Prior to the merger, it is anticipated that Acquisition will enter into an exchange agreement with certain stockholders of Renaissance whereby those stockholders will receive 100% ownership of Acquisition in exchange for all of their shares of common stock and preferred stock of Renaissance, including the shares of Renaissance common stock listed in the following table. Upon the consummation of the exchange agreement, Acquisition estimates that it will hold 4,686,436 shares of Renaissance common stock representing 95.5% of the outstanding shares.

        Name and Address of
          Beneficial Owner      Number of Shares     Percentage of Class
        -------------------     ----------------     -------------------

     Danmer LLC(1)                3,161,082.62              62.62
     Fredrick G. Johansen              -                      -
     Timothy W. Foster                 -                      -

-----------------------------
(1) Consists of 2,931,117.16 shares beneficially owned by Danmer, LLC and 229,965.46 shares beneficially owned by The Mankoff Irrevocable Trust. Danmer, LLC holds proxy-voting power for the shares beneficially owned by The Mankoff Irrevocable Trust. Daniel T. Phillips is a member and the sole manager of Danmer, LLC. Does not include 1,005.31 shares beneficially owned by FirstPlus Financial Group, Inc. Mr. Phillips is the Chief Executive Officer of FirstPlus Financial Group, Inc. but disclaims beneficial ownership of the shares held by FirstPlus Financial Group, Inc.

                                                                     Exhibit (f)
                        DELAWARE GENERAL CORPORATION LAW
                          SECTION 262. APPRAISAL RIGHTS

         (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to ss. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

         (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to ss. 251 (other than a merger effected pursuant to ss. 251(g) of this title), ss. 252, ss. 254, ss. 257, ss. 258, ss. 263 or ss. 264 of
this title:

                  (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of ss. 251 of this title.

                  (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to ss.ss. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

                           a. Shares of stock of the corporation surviving or
resulting from such merger or consolidation, or depository receipts in respect thereof;

                           b. Shares of stock of any other corporation, or
depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

                           c. Cash in lieu of fractional shares or fractional
depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

                           d. Any combination of the shares of stock, depository
receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

                  (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under ss. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

         (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

         (d) Appraisal rights shall be perfected as follows:

                  (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

                  (2) If the merger or consolidation was approved pursuant to ss. 228 or ss. 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constitutent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constitutent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constitutent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

         (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

         (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

         (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

         (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

         (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

         (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

         (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

         (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.